Exhibit 99.105

Scott Wilson Mining

HUDBAY MINERALS INC.

TECHNICAL REPORT ON THE

LALOR LAKE DEPOSIT,

SNOW LAKE, MANITOBA, CANADA

NI 43-101 Report

Author:

Ian T. Blakley, P.Geo.

September 19, 2008

SCOTT WILSON ROSCOE POSTLE ASSOCIATES INC.

SCOTT WILSON RPA	www.scottwilson.com

TABLE OF CONTENTS

PAGE
1 SUMMARY	1-1
Executive Summary	1-1
Technical Summary	1-6

2 INTRODUCTION AND TERMS OF REFERENCE	2-1

3 RELIANCE ON OTHER EXPERTS	3-1

4 PROPERTY DESCRIPTION AND LOCATION	4-1

5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY	5-1

6 HISTORY	6-1

7 GEOLOGICAL SETTING	7-1
Regional Geology	7-1
Local and Property Geology	7-4

8 DEPOSIT TYPE	8-1

9 MINERALIZATION	9-1
Discussion on Precious Metal Occurences Outside Resource Areas	9-3
Lithological Coding	9-3

10 EXPLORATION	10-1

11 DRILLING	11-1
Surveying	11-3
Discussion	11-8

12 SAMPLING METHOD AND APPROACH	12-1

13 SAMPLE PREPARATION, ANALYSES AND SECURITY	13-1
HBMS Laboratory Sample Preparation Procedures	13-1
HBMS Laboratory Analysis Procedures	13-1
ACME Laboratory Analysis Procedures	13-3
Blanks	13-5
Standards	13-5
Duplicates	13-5
Security	13-6
Discussion	13-7

14 DATA VERIFICATION	14-1
Quality Assurance/Quality Control	14-1
Site Visit	14-6
Drilling Database Management	14-7

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Technical Report NI 43-101 – September 19, 2008

SCOTT WILSON RPA	www.scottwilson.com

HBMS Drilling Database review	14-9
Independent Drill Hole Database Verification	14-9

15 ADJACENT PROPERTIES	15-1

16 MINERAL PROCESSING AND METALLURGICAL TESTING	16-1

17 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES	17-1
Mineral Resources Summary	17-1
Zinc Equivalency	17-2
Wireframe Models	17-3
Bulk Density	17-8
Resource Assay Statistics	17-10
Capping of High Grades	17-13
Composite Control Intervals	17-14
Mineralization Continuity and Variography	17-17
Block Modelling	17-18
Mineral Resource Classification	17-27
Mineral Resources	17-34
Mineral Reserves	17-36
Discussion and Recommendations	17-36

18 OTHER RELEVANT DATA AND INFORMATION	18-1
Socio-economic Aspects of Exploration Activities	18-1
Environmental Considerations	18-1
Relationship to Current Mining Operations	18-2
Markets	18-2

19 INTERPRETATION AND CONCLUSIONS	19-1

20 RECOMMENDATIONS	20-1

21 REFERENCES	21-1

22 SIGNATURE PAGE	22-1

23 CERTIFICATE OF QUALIFICATIONS	23-1

24 APPENDIX 1	24-1
Assay Sample Statistics	24-1

25 APPENDIX 2	25-1
Composite Statistics	25-1

26 APPENDIX 3	26-1
Correlograms	26-1

HudBay Minerals Inc. – Lalor Lake Deposit	Page ii
Technical Report NI 43-101 – September 19, 2008

SCOTT WILSON RPA	www.scottwilson.com

LIST OF TABLES

PAGE
Table 1-1	Summary of Mineral Resources as of June 23, 2008	1-2
Table 4-1	Property Mineral Claims	4-1
Table 4-2	Property Mineral Leases	4-1
Table 4-3	Permits	4-4
Table 9-1	Interpreted Mineralized Zones	9-2
Table 9-2	Resource Model Rock Code Description	9-4
Table 11-1	Summary of Diamond Drilling as of June 2008	11-3
Table 13-1	HBMS Assay Laboratory Detection Limits	13-2
Table 13-2	Acme Elemental Detection Limits	13-4
Table 13-3	Ore Reference Standards – Certified Best Values	13-6
Table 14-1	Summary Statisitics for Assay Digital Database	14-11
Table 14-2	Summary Statisitics for Assay Digital Database (Resource Modelling)	14-11
Table 17-1	Summary of Mineral Resources as of June 23, 2008	17-1
Table 17-2	Metal Price and Metal Recovery Assumptions	17-2
Table 17-3	Summary of Interpreted Wireframes	17-4
Table 17-4	Summary of Measured SG Values	17-8
Table 17-5	Proportion of Metal in Minerals	17-10
Table 17-6	Range of Assay Values by Mineralized Zone	17-11
Table 17-7	High Grade Capping Summary	17-14
Table 17-8	Composite Statistics by Mineralized Zone	17-15
Table 17-9	Lalor Lake Variography Parameters	17-18
Table 17-10	Block Model Geometries	17-19
Table 17-11	Ellipse Rotation	17-19
Table 17-12	Search Parameters	17-20
Table 17-13	Global Comparison by Estimation Method	17-23
Table 17-14	Global Comparison by Estimation Method	17-26
Table 17-15	Summary of Mineral Resources As Of June 23, 2008	17-34
Table 17-16	Indicated Mineral Resources by Zone as of June 23, 2008	17-34
Table 17-17	Inferred Mineral Resources by Zone as of June 23, 2008	17-35
Table 17-18	Indicated Mineral Resources by ZNEQ as of June 23, 2008	17-35
Table 17-19	Inferred Mineral Resources by ZNEQ as of June 23, 2008	17-36
Table 19-1	Summary of Mineral Resources as of June 23, 2008	19-1

HudBay Minerals Inc. – Lalor Lake Deposit	Page iii
Technical Report NI 43-101 – September 19, 2008

SCOTT WILSON RPA	www.scottwilson.com

LIST OF FIGURES

PAGE
Figure 4-1	Location Map	4-2
Figure 4-2	Mineral Claim and Lease Map	4-3
Figure 5-1	Snow Lake Regional Map	5-2
Figure 5-2	Photograph of the Lalor Lake Project Area	5-6
Figure 7-1	Geology of Manitoba	7-2
Figure 7-2	Geology of the Flin Flon Greenstone Belt, Manitoba	7-3
Figure 7-3	Volcanic Stratigraphy of the Snow Lake Area	7-5
Figure 7-4	Geology of the Snow Lake Area	7-6
Figure 11-1	Drill Hole Locations	11-5
Figure 11-2	Drill Holes and Mineralized Zone Outlines in Plan View	11-6
Figure 11-3	Drill Holes and Mineralized Zone Outlines in Long Section	11-7
Figure 14-1	HBMS Pulp Duplicates for Gold	14-2
Figure 14-2	HBMS Pulp Duplicates for Silver	14-3
Figure 14-3	HBMS Pulp Duplicates for Copper	14-3
Figure 14-4	HBMS Pulp Duplicates for Zinc	14-4
Figure 14-5	Comparison of HBMS Assay and Acme Check Assay for Gold	14-4
Figure 14-6	Comparison of HBMS Assay and Acme Check Assay for Silver	14-5
Figure 14-7	Comparison of HBMS Assay and Acme Check Assay for Copper	14-5
Figure 14-8	Comparison of HBMS Assay and Acme Check Assay for Zinc	14-6
Figure 17-1	Plan View of Mineralized Zone Outlines	17-5
Figure 17-2	3D View of Mineralized Zones Looking 310° Azimuth	17-6
Figure 17-3	3D View of Mineralized Zones Looking 40° Azimuth	17-7
Figure 17-4	Comparison of Stoichiometric Calculated and Measured SG Values	17-9
Figure 17-5	Zone 10 Plan View – Zinc	17-21
Figure 17-6	Zone 10 Section 9000 N – Zinc	17-22
Figure 17-7	Elevation Swath Plots	17-24
Figure 17-8	Northing Swath Plots	17-25
Figure 17-9	Plan View of Indicated and Inferred Resource for Zone 10	17-28
Figure 17-10	Plan View of Inferred Resource for Zone 11	17-29
Figure 17-11	Plan View of Indicated and Inferred Resource for Zone 20	17-30
Figure 17-12	Plan View of Inferred Resource for Zone 30	17-31
Figure 17-13	Plan View of Inferred Resource for Zone 31	17-32
Figure 17-14	Plan View of Inferred Resource for Zone 40	17-33

HudBay Minerals Inc. – Lalor Lake Deposit	Page iv
Technical Report NI 43-101 – September 19, 2008

SCOTT WILSON RPA	www.scottwilson.com

LIST OF APPENDIX FIGURES & TABLES

PAGE
Figure A1-1	Assay Sample Statistics Zone 10	24-2
Figure A1-2	Assay Sample Statistics Zone 11	24-3
Figure A1-3	Assay Sample Statistics Zone 20	24-4
Figure A1-4	Assay Sample Statistics Zone 30	24-5
Figure A1-5	Assay Sample Statistics Zone 31	24-6
Figure A1-6	Assay Sample Statistics Zone 40	24-7
Figure A2-1	Composite Statistics Zone 10	25-2
Figure A2-2	Composite Statistics Zone 11	25-3
Figure A2-3	Composite Statistics Zone 20	25-4
Figure A2-4	Composite Statistics Zone 30	25-5
Figure A2-5	Composite Statistics Zone 31	25-6
Figure A2-6	Composite Statistics Zone 40	25-7
Figure A3-1	Correlogram Model Zones 10 and 11	26-2
Figure A3-2	Correlogram Model Zones 20, 30, 31 and 40	26-3
Figure A3-3	Downhole Correlogram Zones 10 and 11	26-4
Figure A3-4	Downhole Correlogram Zones 20, 30, 31 and 40	26-5

HudBay Minerals Inc. – Lalor Lake Deposit	Page v
Technical Report NI 43-101 – September 19, 2008

SCOTT WILSON RPA	www.scottwilson.com

1 SUMMARY

EXECUTIVE SUMMARY

INTRODUCTION

Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) was retained by Kimberley Lau, P. Geo., Superintendent Mines Technical Services of Hudson Bay Mining and Smelting Company Limited (HBMS), to prepare an independent Mineral Resource estimate and Technical Report on the Lalor Lake deposit, near Snow Lake, Manitoba, for HudBay Minerals Inc. (HudBay). HudBay is an integrated Canadian mining company that produces zinc, copper, gold, silver, and zinc oxides from mines and plants in Manitoba, Saskatchewan, Ontario, New York State, and Michigan. Hudson Bay Exploration and Development Company Limited (HBED) carries out mineral exploration on behalf of HudBay.

The purpose of this report is to support the first time disclosure of Mineral Resources on the Lalor Lake deposit as of June 23, 2008. Scott Wilson RPA was retained by HudBay to act as an independent Qualified Person to supervise the preparation of the Lalor Lake Deposit Technical Report. This Technical Report conforms to NI 43-101 Standards of Disclosure for Mineral Projects.

HudBay’s operations in Flin Flon, Manitoba, include the 777 Mine, Trout Lake Mine, and the ore concentrator, zinc plant, and copper smelter. Operations in Snow Lake, Manitoba, include the Chisel North Mine and ore concentrator. The Lalor Lake deposit, discovered in 2007, is located approximately 18 km by road west of the town of Snow Lake, Manitoba. Lalor Lake is a zinc-rich deposit with local copper, gold, silver and lead mineralization occurring along a stratiform sulphide horizon. Mineralization occurs as disseminated to solid sulphides consisting of medium to coarse grained sphalerite, pyrite and chalcopyrite with lesser amounts of galena and arsenopyrite. HudBay owns 100% of the interest in the property, through a group of five contiguous HBED claims and eight HBMS mineral leases.

HudBay Minerals Inc. – Lalor Lake Deposit	Page 1-1
Technical Report NI 43-101 – September 19, 2008

SCOTT WILSON RPA	www.scottwilson.com

Ian Blakley, P. Geo., Scott Wilson RPA Senior Consulting Geologist, visited the Lalor Lake deposit with Robert Carter, P. Eng., HBMS Senior Mines Analyst, and Craig Taylor, P. Geo., HBED Senior Exploration Geologist, on May 28, 2008. As part of the site visit, Scott Wilson RPA also toured the HBMS Flin Flon analytical laboratory with the HBMS Chief Chemist and reviewed and discussed protocols with the HBED Drill Hole Database Administrator at the HBED exploration office in Flin Flon.

CONCLUSIONS

In Scott Wilson RPA’s opinion, the Lalor Lake Deposit Mineral Resource estimate is compliant with the regulations and guidelines set out in NI 43-101. The results of this estimate, which covers six separate lenses of mineralization, are shown in Table 1-1 below.

TABLE 1-1 SUMMARY OF MINERAL RESOURCES AS OF JUNE 23, 2008

HudBay Minerals Inc. – Lalor Lake Deposit

Category	Tonnes (millions)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
Indicated	3.4	1.9	20.5	0.71	8.82
Inferred	13.2	2.9	34.1	0.70	8.19

Notes:

1.	CIM definitions were followed for the estimation of Mineral Resources.

2.	Mineral Resources are estimated at a zinc equivalency (ZNEQ) cut-off of 4% (ZNEQ% equals Zn% + Cu% x 2.352 + Au g/t x 0.867 + Ag g/t x 0.014) and a minimum two metre true width.

3.	Long term US$ metal prices of $700/oz gold, $12.00/oz silver, $2.00/lb copper and $0.85/lb zinc were used for the estimation of ZNEQ.

4.	Metal recovery assumptions of 65% gold, 60% silver, 90% copper and 90% zinc were used for the estimation of ZNEQ.

5.	Specific gravity measurements using industry standard techniques were completed on all assayed intervals.

Scott Wilson RPA draws the following conclusions:

•	HudBay geologists have a good understanding of the regional, local, and deposit geology.

HudBay Minerals Inc. – Lalor Lake Deposit	Page 1-2
Technical Report NI 43-101 – September 19, 2008

SCOTT WILSON RPA	www.scottwilson.com

•

Notable gold and silver rich zones have also been intersected outside the currently defined mineralized zones on the property. The distribution, continuity and controls of this mineralization style, however, have not yet been defined in enough detail for inclusion in the Mineral Resource estimate. In Scott Wilson RPA’s opinion, the limited amount of drilling to date and lack of perceived continuity of the high-grade precious metal intersections precludes their inclusion into the current Mineral Resource estimate.

•

Overall, Scott Wilson RPA considers the data obtained from the exploration program to be reliable. HBED utilizes well documented major company procedures and parameters for exploration. The work is professionally completed to industry standards, with senior geology staff personally overseeing the exploration practices of the younger geology staff. The diamond drilling contractor is professional and works to high standards.

•

The HBED sampling method and approach are carried out to industry standard. There are no drilling, sampling or recovery factors observed that could materially impact on the accuracy and reliability of the results.

•	The assay Quality Assurance/Quality Control (QA/QC) protocols for Lalor Lake are well-documented and consistent with industry practice.

•	The drill sample database is suitable for use in the estimation of Mineral Resources.

•	Bulk density measurements are being carried out using industry standard techniques.

•	In Scott Wilson RPA’s opinion, the metallurgical characteristics should be consistent with the nearby Chisel Lake Mine. Ongoing metallurgical testwork is warranted.

•

The use of a 4% ZNEQ cut-off grade and a minimum two metre true width is reasonable for the present stage of the Lalor Lake deposit, until such time as a Preliminary Economic Assessment can be carried out to determine more accurately how the deposit might be mined.

•

In Scott Wilson RPA’s opinion, there is good exploration potential for expansion of the Mineral Resources at Lalor Lake. Additional diamond drilling is warranted to both expand and upgrade the present Mineral Resources.

HudBay Minerals Inc. – Lalor Lake Deposit	Page 1-3
Technical Report NI 43-101 – September 19, 2008

SCOTT WILSON RPA	www.scottwilson.com

RECOMMENDATIONS

Scott Wilson RPA makes the following recommendations:

1.	A study should be undertaken focusing on the controls and distribution of the precious metal mineralization outside the resource estimate area. The study should provide detailed structural and lithological logging of these intersections including a complete suite of whole rock and precious metal assays, including platinum and palladium. Wedged holes can be used to provide information on the spatial continuity of this mineralization style.

2.	Drilling Activities:

a.	Recorded drill hole ‘Header’ information should include encountered downhole water and/or gas intersections.

b.	Hole casings should remain sticking out of the hole on surface and should be capped with numbered brass caps.

c.	Topography is currently based on government air photos – on-ground detailed topographic survey should be undertaken noting outcrop areas and swamps.

d.	Results of the Reflex surveyed holes should be confirmed with a test selection of North Seeking Gyro surveys.

3.	HudBay should continue to collect a suite of core samples for metallurgical testing. Results from the metallurgical testwork study should be included in any update to the Mineralization section.

4.	Sampling Method and Approach:

a.	A system of daily backups for stand-alone Lagger 2003 core logging laptops should be implemented.

b.	Bulk density measurements should preferably be taken on whole core, or at least ensure that the measurement is taken on the split core that will be sent for assay.

c.	Core is sawn using recycled water with multi-stage chemical additive settling. Water is currently changed every 100 samples. Industry best practices include continuous fresh water sawing. At a minimum, the core cutting water should be changed every 20 samples or each sample should be briefly rinsed under running fresh water.

d.	Logging of wedged holes should attempt to keep roughly the same units and sample intervals as the parent hole in order to correlate continuity between the closely spaced samples.

e.	A detailed logging and sampling procedure for the high-grade precious metal intersections should be implemented.

f.	Geochemical samples, which are currently utilized for interpreting lithologies, should also include assays for gold, platinum and palladium. These assays should be then reviewed with respect to the regularly sampled assay intervals.

HudBay Minerals Inc. – Lalor Lake Deposit	Page 1-4
Technical Report NI 43-101 – September 19, 2008

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g.	Representative samples should continue to be collected and submitted for quantitative geotechnical physical measurements including compressive and shear strengths.

5.	Sample Preparation, Analyses and Security:

a.	HBED should investigate the use of split core from known barren areas for the field blank material.

b.	A program of Database Administrator selected blind duplicates should be implemented.

c.	All suspected high-grade precious metal intersections should be stored in a secure location.

d.	Blanks should be inserted after every suspected high-grade precious metal intersection.

e.	The HBMS laboratory should run the samples in numerical order and not try to re-sort according to estimated grades.

f.	A threshold should be set for all gold assays above which gravimetric finish should be applied.

g.	All fire assay solutions should be run on the inductively coupled plasma (ICP) analysis for platinum and palladium.

h.	HBED should implement standard documented QC rejection limits.

6.	HudBay should continue environmental baseline studies.

7.	A Preliminary Economic Assessment should be carried out on the Lalor Lake deposit.

HudBay plans to continue drilling in 2008. A program of 25,000 m of diamond drilling is planned for the Lalor Lake area from July to December 2008 to expand and confirm the known mineralized zone, and to look for satellite bodies. The proposed budget for this work is C$5 million based on 15 new diamond drill holes with an average length of 1,200 m and 23 wedged holes at an approximate length of 300 m each. All-in drill costs are budgeted at $200 per metre drilled. Scott Wilson RPA has reviewed this program and concurs with the focus on upgrading the Inferred Resources in Zones 10 and 20.

HudBay Minerals Inc. – Lalor Lake Deposit	Page 1-5
Technical Report NI 43-101 – September 19, 2008

SCOTT WILSON RPA	www.scottwilson.com

TECHNICAL SUMMARY

PROPERTY DESCRIPTION AND LOCATION

The Lalor Lake deposit is located approximately 18 km by road west of the town of Snow Lake, Manitoba. The nearest larger centres (5,000+) are Flin Flon (215 km), The Pas (200 km) and Thompson (230 km), all accessible by paved highway. The nearest full service commercial airport is located at Baker’s Narrows, near Flin Flon, approximately 200 km from Lalor Lake. The nearest international airport is located in Winnipeg, approximately 700 km from Snow Lake. There is no rail in the immediate area of Lalor Lake or Snow Lake. The nearest rail access is at Wekusko siding, approximately 65 km southeast of Lalor Lake.

LAND TENURE

HudBay owns a 100% interest in the property. Five contiguous claims held by HBED encompass the majority of the Lalor Lake deposit and the southerly up-plunge extension of the mineralization lies within eight HBMS mineral leases. The five HBED claims cover an area totalling 765 ha and are in good standing until 2010. The eight Order in Council (OIC) HBMS mineral leases total 151 ha.

SITE INFRASTRUCTURE

The only infrastructure at the Lalor Lake site is an exploration road.

HBMS operates a zinc concentrator approximately 18 km from Lalor Lake. The mill operates five days per week at 1,300 short tons per milling day, processing ore from the Chisel North Mine. The mill has two circuits, with design capacities of 1,000 stpd and 2,400 stpd. The 2,400 stpd circuit is presently mothballed. The concentrator is not operating at full capacity since Chisel North ore is the only material being processed.

HBMS has a permitted tailings storage facility at Anderson Lake, located approximately three kilometres from the Snow Lake concentrator and 18 km from Lalor Lake. As of December 2006, using a modified deposition plan, tailings capacity was estimated at 7.5 million tonnes. Using January 2007 mineral reserves and resources, Chisel North Mine is scheduled to produce 1.6 million tonnes of tailings during the remaining mine life.

HudBay Minerals Inc. – Lalor Lake Deposit	Page 1-6
Technical Report NI 43-101 – September 19, 2008

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HBMS operates a mine water pump station for Chisel North Mine area at the north end of Chisel Lake. The pipeline from this pump station follows PR #395 and terminates approximately three kilometres from Lalor Lake at the Chisel North minesite. There is a parallel recirculating line used to prevent freezing. The pump station typically operates at 130 USgpm during winter and provides mine process water and wash water for Chisel North Mine.

In addition, HBMS recently commissioned a 2,000 USgpm water treatment plant at Chisel Lake, approximately seven kilometers by road from Lalor Lake. The treatment plant is being operated at 1,000 USgpm (peak 1,600 USgpm) to treat Chisel North Mine discharge water and water from the Chisel Lake open pit. Both water sources contain elevated suspended and dissolved metals which require pH adjustment. Treated water is discharged to the environment south of the Chisel Lake open pit.

Manitoba Hydro services the Chisel Lake Mine area with a 110 kV overhead transmission line, running approximately parallel with PR #395. Voltage is stepped down to 6,000 V using an HBMS-owned substation at the termination of the Manitoba Hydro line. The HBMS substation was installed in the 1950s.

Power from the main substation is stepped up to 21 kV using a modern substation and is fed to the Chisel North minesite via a four kilometre long overhead transmission line. Power is stepped down to 4,160 V / 550 V at the Chisel North substation, located at the Chisel North minesite.

HBMS operates a zinc and copper metallurgical plant in Flin Flon, Manitoba, approximately 215 km from Lalor Lake. Present capacities are 115,000 tpa refined zinc and 80,000 tpa copper anode. Copper anode is refined at HudBay’s White Pine refinery in Michigan.

HudBay Minerals Inc. – Lalor Lake Deposit	Page 1-7
Technical Report NI 43-101 – September 19, 2008

SCOTT WILSON RPA	www.scottwilson.com

HISTORY

The Snow Lake area has a long exploration and mining history. Exploration in the Chisel Basin has been active since 1955. The Chisel Basin area is a large geologically controlled area and has hosted producing mines for nearly 50 years. HBMS has played an integral part in this history since the late 1950s by operating nine mines in the area including Photo Lake, Rod, Chisel Lake and Chisel Open Pit, Stall Lake, Osborne Lake, Spruce Point, Ghost Lake, Anderson Lake, and in current production Chisel North.

The Snow Lake concentrator was commissioned in 1979 and operated continuously until shutdown in early 1993 as a result of the depletion of the Chisel Open Pit and Stall Lake mines. The concentrator was reopened in 1994 to process ore from the Photo Lake Mine and continues to process ore from the Chisel North Mine.

In early 2007, drill hole DUB168 was drilled almost vertically to test a 2003 surveyed Crone Geophysics deep penetrating pulse electromagnetic anomaly and intersected a band of conductive mineralization between 781.74 m and 826.87 m (45.13 m). Assay results show 0.30% Cu and 7.62% Zn over the 45.13 m, including 0.19% Cu and 17.26% Zn over 16.45 m. Drilling at Lalor Lake has been continuous since the discovery of mineralization on the property.

GEOLOGY

REGIONAL GEOLOGY

The Lalor Lake property lies in the eastern (Snow Lake) portion of the Paleoproterozoic Flin Flon Greenstone Belt and is overlain by a thin veneer of Pleistocene glacial/fluvial sediments. Located within the Trans-Hudson Orogen, the Flin Flon Belt consists of a variety of distinct 1.92 to 1.87 Ga tectonostratigraphic assemblages including juvenile arc, back-arc, ocean-floor and ocean-island and evolved volcanic arc assemblages that were amalgamated to form an accretionary collage prior to the emplacement of voluminous intermediate to granitoid plutons and generally subsequent deformation. The volcanic assemblages (Amisk Collage) consist of mafic to felsic volcanic rocks with intercalated volcanogenic sedimentary rocks. The younger plutons and coeval successor arc volcanics, volcaniclastic, and sedimentary successor basin rocks include the older, largely marine turbidites of the Burntwood Group and the terrestrial metasedimentary sequences of the Missi Group.

HudBay Minerals Inc. – Lalor Lake Deposit	Page 1-8
Technical Report NI 43-101 – September 19, 2008

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The Flin Flon Belt is in fault and/or gradational contact with the Kisseynew Domain metasedimentary gneisses to the north and is unconformably overlain by the Phanerozoic cover of sandstone and dolostones to the south. Regional metamorphism at 1.82 to 1.81 Ga formed mineral assemblages in the Flin Flon Belt that range from prehnite-pumpellyite to middle amphibolite facies in the east and upper amphibolite facies in the north and west.

The Snow Lake portion of the Flin Flon Belt is dominated by fold-thrust style tectonics that is atypical of western and central portions of the belt. It is a south-verging, northeast dipping imbricate that was thrust over the previously amalgamated collage of oceanic and arc rocks to the west. The thrust package of the Snow Lake area has been modified by 1.82 to 1.81 Ga regional metamorphism to lower to middle almandine-amphibolite facies mineral assemblages.

Intrusions in the belt are divided into pre-, syn- and late tectonic varieties where the pre-tectonic group includes intrusions that are coeval with the volcanic rocks, as well as those that crosscut volcanic and Missi supracrustal rocks. Numerous mafic to ultramafic dykes intrude the volcanic rocks.

LOCAL AND PROPERTY GEOLOGY

The Snow Lake arc assemblage, which hosts the producing and past-producing mines in the Snow Lake area, is a 20 km wide by 6 km thick section that records a temporal evolution in geodynamic setting from ‘primitive arc’ (Anderson sequence to the south) to ‘mature arc’ (Chisel sequence) to ‘arc-rift’ (Snow Creek sequence to the northeast). The ‘mature arc’ Chisel sequence that hosts the Zn-rich Chisel, Ghost, Chisel North, and Lalor deposits typically contains thin and discontinuous volcaniclastic deposits and intermediate to felsic flow-dome complexes.

HudBay Minerals Inc. – Lalor Lake Deposit	Page 1-9
Technical Report NI 43-101 – September 19, 2008

SCOTT WILSON RPA	www.scottwilson.com

The Chisel sequence is lithologically diverse and displays rapid lateral facies variations and abundant volcaniclastic rocks. Mafic and felsic flows both exhibit evolved geochemical characteristics (relative to the unevolved underlying Anderson sequence) consistent with one of, or a combination of, the following: within-plate enrichment, derivation from a more fertile mantle source, lower average extents of melting at greater depths, and contamination from older crustal fragments. These rocks have undergone metamorphism at the lower to middle almandine-amphibolite facies.

Rock units in the hanging wall of the Lalor Lake deposit typically reflect this diversity and variation in rock types and include mafic and felsic volcanic rocks and diverse mafic to felsic volcaniclastic units, mafic wacke and fragmental units of various grain sizes, and crystal tuff units. Field mapping and core inspection has identified that the hanging wall rocks are overturned.

The Lalor Lake deposit is similar to other massive sulphide bodies in the Chisel sequence (Chisel Lake, Ghost Lake, Chisel North, and Photo Lake), and lies along the same stratigraphic horizon as the Chisel Lake and Chisel North deposits. It is interpreted that the top of the zone is near a decollement contact with the overturned hanging wall rocks.

The most common intrusion throughout these rocks is a fine grained feldspar-phyric gabbro to diorite. It occurs as rather extensive units and as localized dikes less than a metre wide. The Chisel Lake pluton, a late 1.8 km by 9.8 km layered ultramafic intrusion, truncates the main lens of the Chisel Lake massive sulphide deposit but is not seen in any of the Lalor Lake drill core.

The footwall rocks are extensively hydrothermally altered and metamorphic recrystallization has produced rather exotic aluminous mineral assemblages. These assemblages include chlorite dominant schists, sericite dominant schists, and cordierite+anthophyllite gneisses. Other minerals indicative of hydrothermal alteration that occur extensively throughout these rather simplified rock assemblages include quartz, feldspar, kyanite, biotite, garnet, staurolite, hornblende, and carbonate.

HudBay Minerals Inc. – Lalor Lake Deposit	Page 1-10
Technical Report NI 43-101 – September 19, 2008

SCOTT WILSON RPA	www.scottwilson.com

Clinopyroxene, gahnite and anhydrite also occur locally. These assemblages are typical of metamorphosed footwall hydrothermal alteration commonly associated with volcanogenic massive sulphide (VMS) deposits and are similar to that at the other massive sulphide deposits in the Chisel Lake area.

The mineralization is relatively flat lying, trends 260° to 310° azimuth and dips between 10° to 30° to the north.

MINERAL RESOURCES

HudBay has prepared, and Scott Wilson RPA has independently verified, a Mineral Resource estimate for the Lalor Lake deposit. The estimate was carried out using a block model method constrained by wireframe grade-shell models, with Ordinary Kriging (OK) interpolation.

The grade estimation was constrained using wireframe models, which were constructed by HBMS personnel using geologically interpreted copper and zinc mineralized intersections with a 4% ZNEQ cut-off and a nominal minimum width of two metres. The wireframes were interpreted from diamond drill information collected by HBED. In total, six stacked lenses or zones of zinc-rich polymetallic near solid to solid sulphide mineralization were identified, approximately 570 m to 1,170 m below surface, occurring at or near the top of hydrothermally altered felsic rocks.

The drill hole database contained 45 holes, totalling 52,218 m of drilling. HBMS and Scott Wilson RPA carried out validation exercises on the database and found no significant errors. In Scott Wilson RPA’s opinion, the database is suitable for use in the estimation of Mineral Resources.

High-grade samples were capped, according to zone, before compositing. Samples were composited to nominal two meter lengths prior to grade estimation.

HudBay Minerals Inc. – Lalor Lake Deposit	Page 1-11
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SCOTT WILSON RPA	www.scottwilson.com

Geostatisitcal analyses of the composites were used to evaluate search parameters for use in the grade estimation. Search ellipsoids were created with rotation angles which conformed to the interpreted mineralization trends of Zones 10 and 11 and Zones 20, 30, 31, and 40, respectively. The orientations for the ellipsoids were derived from the variography process, which closely resembles the average strike and dip of the zones. The major search distance was parallel to the plane of the mineralization, the minor search distance was perpendicular to the plane, and the vertical distance corresponds to the thickness of the mineralization.

Bulk density values, measured for each sample, were used in weighting the composite grades and were also applied for the estimation of tonnage.

The block model was constrained by interpreted 3D wireframes of the mineralized zones. Gold, silver, copper, zinc, lead, and iron grades and specific gravity were estimated into blocks using Ordinary Kriging (OK) interpolation. Zone intersections were selected based on a minimum 4% ZNEQ over a two metre core length. The ZNEQ was calculated from metal price and metal recovery assumptions, with economic contributions from gold, silver, copper and zinc. Each block was assigned a ZNEQ and an associated dollar value equivalent.

Validation exercises were carried out on the block model grade estimation to confirm that it performed correctly. These validation exercises included:

a.	Inspection of the OK block model grades in plan and section views and comparing them to the drill hole grades;

b.	Comparison of the global mean grades based on nearest neighbour, inverse distance squared weighted and OK estimation methods;

c.	Swath plot comparisons of the estimation methods;

d.	Independent resource estimation by Scott Wilson RPA using Gemcom (GEMS 6.1 Software).

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Technical Report NI 43-101 – September 19, 2008

SCOTT WILSON RPA	www.scottwilson.com

Mineral Resources have been classified according to CIM Definition Standards on Mineral Resources and Mineral Reserves (CIM definitions), as incorporated in NI 43-101. All blocks estimated during the grade interpolation were assigned at least an Inferred category. Blocks estimated by at least three drill holes and less than 50 m from the nearest composite were generally upgraded to Indicated. The blocks were then inspected in plan view to define a reasonably coherent volume of Indicated blocks with a more or less uniform density of drilling. Isolated Indicated blocks outside this volume were manually downgraded to Inferred.

MINERAL PROCESSING

Sample collection of the representative mineralization and wall rock dilution for mineral processing and metallurgical testing purposes is underway. As of the June 23, 2008 cut-off date for drilling, a total of 107.28 m of mineralized core has been collected from eight wedge holes.

The Chisel North Mine, located within the same geological environment, delivers ore to the Snow Lake concentrator that achieves a 96.5% zinc recovery with an overall 51% average zinc concentrate.

SOCIO-ECONOMIC ASPECTS OF EXPLORATION ACTIVITIES AND ENVIRONMENTAL CONSIDERATIONS

There are no known issues with local communities or indigenous peoples. The population and workforce of Snow Lake, Manitoba, would benefit from the potential exploration of these resources.

UMA Engineering Ltd. conducted a vegetation study as part of an EIS in the area of Lalor Lake in September 2007. A portion of the survey involved ground truthing in order to confirm the presence or absence of endangered, threatened or special concern species within the project area, and also to conduct an inventory of botanical species within the project area in support of a desktop review. No endangered or protected species were observed during the field program.

HudBay Minerals Inc. – Lalor Lake Deposit	Page 1-13
Technical Report NI 43-101 – September 19, 2008

SCOTT WILSON RPA	www.scottwilson.com

DISCUSSION ON PRECIOUS METAL OCCURENCES OUTSIDE CURRENT MINERAL RESOURCE

Notable gold and silver rich zones have also been intersected outside the currently defined mineralized zones on the property. The distribution, continuity and controls of this mineralization style have not yet been defined in enough detail for inclusion in the Mineral Resource.

In Scott Wilson RPA’s opinion, the limited amount of drilling to date and lack of perceived continuity of the high-grade precious metal intersections precludes their inclusion into the current Mineral Resource estimate. Scott Wilson RPA recommends that a study be undertaken focussing on the controls and distribution of this high precious metal content mineralization. The study should provide detailed structural and lithological logging of these intersections including a complete suite of whole rock and precious metal assays, including platinum and palladium. Wedged holes can be used to provide information on the spatial continuity of this mineralization style.

HudBay Minerals Inc. – Lalor Lake Deposit	Page 1-14
Technical Report NI 43-101 – September 19, 2008

SCOTT WILSON RPA	www.scottwilson.com

2 INTRODUCTION AND TERMS OF REFERENCE

Scott Wilson Roscoe Postle Associates Inc. (Scott Wilson RPA) was retained by Kimberley Lau, P. Geo., Superintendent Mines Technical Services of Hudson Bay Mining and Smelting Company Limited (HBMS), to prepare an independent Mineral Resource estimate and Technical Report on the Lalor Lake deposit, near Snow Lake, Manitoba, for HudBay Minerals Inc. (HudBay). HudBay is an integrated Canadian mining company that produces zinc, copper, gold, silver, and zinc oxides from mines and plants in Manitoba, Saskatchewan, Ontario, New York State, and Michigan. Hudson Bay Exploration and Development Company Limited (HBED) carries out mineral exploration on behalf of HudBay.

The purpose of this report is to support the first time disclosure of Mineral Resources on the Lalor Lake deposit to June 23, 2008. This Technical Report conforms to NI 43-101 Standards of Disclosure for Mineral Projects.

HudBay’s operations in Flin Flon, Manitoba, include the 777 Mine, Trout Lake Mine, and the ore concentrator, zinc plant, and copper smelter. Operations in Snow Lake, Manitoba, include the Chisel North Mine and ore concentrator. The Lalor Lake deposit, discovered in 2007, is located approximately 18 km by road west of the town of Snow Lake, Manitoba. Lalor Lake is a zinc deposit with local copper, gold, silver and lead mineralization occurring along a stratiform sulphide horizon. Mineralization occurs as disseminated to solid sulphides consisting of medium to coarse grained sphalerite, pyrite and chalcopyrite with lesser amounts of galena and arsenopyrite. HudBay owns 100% of the interest in the property, through a group of five contiguous HBED claims and eight HBMS mineral leases.

HudBay Minerals Inc. – Lalor Lake Deposit	Page 2-1
Technical Report NI 43-101 – September 19, 2008

SCOTT WILSON RPA	www.scottwilson.com

SOURCES OF INFORMATION

Ian T. Blakley, P.Geo., Scott Wilson RPA Senior Consulting Geologist, visited the property from May 27 to 29, 2008. The site visit included a review of HudBay’s Flin Flon Laboratory and Exploration facilities.

The report and resource estimate was prepared by Robert Carter, P. Eng., HBMS Senior Mines Analyst, under the supervision of Ian T. Blakley. The Scott Wilson RPA audit of the Mineral Resources of the Lalor Lake deposit was assisted by John Boyce, P. Eng., Scott Wilson RPA Senior Systems Engineer.

Discussions were held with personnel from HudBay:

• Mr. Robert Carter, P. Eng.	Senior Mine Analyst, HBMS

• Mr. Brian Hartman, G.I.T.	Central Geologist, HBMS

• Ms. Kimberley Lau, P. Geo.	Superintendent Mines Technical Services, HBMS

• Mr. Craig Taylor, P. Geo.	Senior Exploration Geologist , HBED

• Mr. Edgar Wright, P. Geo.	Systems Geologist, HBED

• Mr. Dan Diakow	Chief Chemist, HBMS

The documentation reviewed, and other sources of information, are listed at the end of this report in Section 21, References.

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SCOTT WILSON RPA	www.scottwilson.com

LIST OF ABBREVIATIONS

Units of measurement used in this report conform to the SI (metric) system. All currency in this report is US dollars (US$) unless otherwise noted.

µ	micron
°C	degree Celsius
°F	degree Fahrenheit
µg	microgram
A	ampere
a	annum
bbl	barrels
Btu	British thermal units
C$	Canadian dollars
cal	calorie
cfm	cubic feet per minute
cm	centimetre
cm2	square centimetre
d	day
dia.	diameter
dmt	dry metric tonne
dwt	dead-weight ton
ft	foot
ft/s	foot per second
ft2	square foot
ft3	cubic foot
g	gram
G	giga (billion)
Gal	Imperial gallon
g/L	gram per litre
g/t	gram per tonne
gpm	Imperial gallons per minute
gr/ft3	grain per cubic foot
gr/m3	grain per cubic metre
hr	hour
ha	hectare
hp	horsepower
in	inch
in2	square inch
J	joule
k	kilo (thousand)
kcal	kilocalorie
kg	kilogram
km	kilometre
km/h	kilometre per hour
km2	square kilometre
kPa	kilopascal
kVA	kilovolt-amperes
kW	kilowatt
kWh	kilowatt-hour
L	litre
L/s	litres per second
m	metre
M	mega (million)
m2	square metre
m3	cubic metre
min	minute
MASL	metres above sea level
mm	millimetre
mph	miles per hour
MVA	megavolt-amperes
MW	megawatt
MWh	megawatt-hour
m3/h	cubic metres per hour
nT	nanotesla
opt, oz/st	ounce per short ton
oz	Troy ounce (31.1035g)
oz/dmt	ounce per dry metric tonne
ppm	part per million
psia	pound per square inch absolute
psig	pound per square inch gauge
RL	relative elevation
s	second
st	short ton
stpa	short ton per year
stpd	short ton per day
t	metric tonne
tpa	metric tonne per year
tpd	metric tonne per day
US$	United States dollar
USg	United States gallon
USgpm	US gallon per minute
V	volt
W	watt
wmt	wet metric tonne
yd3	cubic yard
yr	year

HudBay Minerals Inc. – Lalor Lake Deposit	Page 2-3
Technical Report NI 43-101 – September 19, 2008

SCOTT WILSON RPA	www.scottwilson.com

3 RELIANCE ON OTHER EXPERTS

This report has been prepared by Scott Wilson RPA and HBMS for HudBay. The information, conclusions, opinions, and estimates contained herein are based on:

•	Information available to Scott Wilson RPA at the time of preparation of this report,

•	Assumptions, conditions, and qualifications as set forth in this report, and

•	Data, reports, and other information supplied by HBMS, the HBED and other third party sources.

For the purpose of this report, Scott Wilson RPA has relied on ownership information provided by HBMS. Scott Wilson RPA has not researched property title or mineral rights for the Lalor Lake Project and expresses no opinion as to the ownership status of the property.

Except for the purposes legislated under provincial securities laws, any use of this report by a third party is at that party’s sole risk.

HudBay Minerals Inc. – Lalor Lake Deposit	Page 3-1
Technical Report NI 43-101 – September 19, 2008

SCOTT WILSON RPA	www.scottwilson.com

4 PROPERTY DESCRIPTION AND LOCATION

HudBay owns a 100% interest in the property through five HBED claims and eight HBMS mineral leases to the south. The Lalor Lake property is located approximately 215 km east of Flin Flon and 18 km west of Snow Lake in the province of Manitoba at 54°52’N latitude, 100°08’W longitude and 303 m ASL (Figure 4-1).

LAND TENURE

The five contiguous claims held by HBED encompass the majority of the Lalor Lake deposit and the southerly up-plunge extension of the mineralization lies within the HBMS mineral leases (Figure 4-2). The five HBED claims cover an area totalling 765 ha and are in good standing until 2010 (Table 4-1). The eight HBMS mineral leases that contain the up-plunge extension of the mineralization total 151 ha (Table 4-2).

TABLE 4-1 PROPERTY MINERAL CLAIMS

HudBay Minerals Inc. – Lalor Lake Project

Claim Number	Disposition Name	Owner	Hectares	Anniversary Date
CB10605	DUB 10605	HBED	195	20-Aug-2010
CB10606	DUB 10606	HBED	182	20-Aug-2010
CB10607	DUB 10607	HBED	107	20-Aug-2010
CB10608	DUB 10608	HBED	100	20-Aug-2010
CB5361	DUB	HBED	181	9-May-2010

Total	5		765

TABLE 4-2 PROPERTY MINERAL LEASES

HudBay Minerals Inc. – Lalor Lake Project

Claim Number	Disposition Name	Owner	Hectares	Anniversary Date
M 5778	OX 153	HBMS	15.90	8-Apr-2009
M 5779	OX 154	HBMS	17.99	8-Apr-2009
M 5780	OX 155	HBMS	18.25	8-Apr-2009
M 5781	OX 156	HBMS	20.20	8-Apr-2009
M 7278	OX 143	HBMS	21.70	6-Sep-2009
M 7279	OX 144	HBMS	20.55	6-Sep-2009
M 7280	OX 145	HBMS	21.60	6-Sep-2009
M 7281	OX 146	HBMS	14.84	6-Sep-2009

Total	8		151.03

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SCOTT WILSON RPA	www.scottwilson.com

Nunavut
Hudson Bay
N
Manitoba
LALOR LAKE PROJECT
Ontario
Saskatchewan
Lake Winnipeg
North Dakota
Minnesota
Thompson
Flin Flon
Snow Lake
Herb Lake Landing
Lynn Lake
South Indian Lake
Churchill
Cranberry Portage
Sherridon
The Pas
Grand Rapids
Winnipeg
Brandon
Portage La Prairie
Selkirk
Dauphin
Yorkton
Cedar Lake
Reindeer Lake
Wollaston Lake
Lake Manitoba
Legend:
Provincial Capital
Cities
International Boundaries
State/Province Boundaries
Highways
Primary Roads
Minor Primary Roads
0 35 70 Miles
0 35 70 KM
60° 58° 56° 54° 52° 50°
104° 102° 100° 98° 96° 94° 92° 90° 88°

Figure 4-1

HudBay Minerals Inc.

Lalor Lake Project

West Central Manitoba, Canada

Location Map

September 2008

4-2

SCOTT WILSON RPA	www.scottwilson.com

426000
428000
430000
432000
434000
436000
438000
440000
6084000
6082000
6080000
6078000
6076000
6074000
N
Powerlines
SNOW LAKE
DUB 10605
DUB 10606
LALOR DEPOSIT
DUB 10607
DUB 10608
CB 5361
395
393
392
Snow Lake Concentrator
Railroad
CHISEL NORTH MINE

LEGEND

63k16
- Highway
- Rivers
- Lakes
- Powerlines
- Trails
- Road
- Snow Lake Concentrator
- Lalor Claims
- HBMS Mineral Leases (Lalor)
- HBED Claims
- HBMS Claims
- HBMS Mineral Leases
- Other Claims

0 1000 2000 3000 4000 5000

Metres

Figure 4-2

HudBay Minerals Inc.

Lalor Lake Project

Manitoba, Canada

Mineral Claim and Lease Map

September 2008

Source: HudBay Minerals Inc., 2008.

4-3

SCOTT WILSON RPA	www.scottwilson.com

The mineral claims have a work commitment of C$25/ha per year and filing fees of C$12/claim per year, which must be submitted with application to renew. Field work is carried out and a Report of Work is submitted to the Ministry of Manitoba Science, Technology, Energy and Mines (the Manitoba government) office for assessment credits. Assessment credits can be used towards the work commitment of any claim within a 3,200 ha area of the claim where the original work was incurred. Claims can be renewed for any number of years provided sufficient assessment credits exist and are applied, to meet the work required over the number of years being renewed.

The mineral leases are Order in Council (OIC) leases that have a term of 21 years. An annual payment of C$10.50/ha or C$193 minimum payment is due over the 21 year term. Annual tax of C$10 per lease is due by December 31 of each year. There is no work commitment on an OIC lease.

LAND USE PERMITTING

A general permit is held by HBED for the construction of the Lalor Lake exploration road (GP59093). In addition, HBMS holds a quarry licence for a source of roadbed material (QL-928). Table 4-3 shows the permit status for the Lalor Lake property.

TABLE 4-3 PERMITS

HudBay Minerals Inc. – Lalor Lake Deposit

Claim Number	Permit Number	Owner	Work
CB10605	GP59093	HBED	Road
CB10606	GP59093	HBED	Road
CB10607	GP59093	HBED	Road
CB10608	GP59093	HBED	Road
CB5361	GP59093	HBED	Road
CB5361	QL-928	HBMS	Quarry

Currently, HBMS holds the Mineral and Mineral Access Rights to the Lalor Lake deposit. This allows use and occupation of the surface of the land for the purpose of prospecting, exploring for, developing, mining or producing minerals on, in or under the land. Should any buildings and/or structures be required for the efficient and economical performance of the mining operations, an application must be made to the Manitoba government for a surface lease (Toffan, 2008).

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SCOTT WILSON RPA	www.scottwilson.com

5 ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

ACCESSIBILITY

The Lalor Lake deposit is located approximately 215 km by road east of Flin Flon and 18 km by road west of the community of Snow Lake, Manitoba. Access to the deposit is from PR #395, a gravel road off PR #392, which joins the town of Snow Lake and PR #39 (Figure 5-1). From PR #395 there is an approximate four kilometre exploration road into the site to support the continuing exploration of the deposit.

CLIMATE

The Snow Lake area has a typical mid-continental climate, with short summers and long, cold winters. Climate generally has only a minor effect on local exploration and mining activities.

The nearest Environment Canada weather station is located near Baker’s Narrows at the Flin Flon airport, approximately 16 km southeast of Flin Flon, and approximately 100 km west of the Lalor Lake deposit. The average annual temperature at the Baker’s Narrows weather station is 0.1°C. The average summer temperature is approximately 17°C, and the average winter temperature is -14°C. The lowest monthly average temperature occurs in January at -21.1°C, and the highest monthly average temperature is in July at 18.3°C. Freeze-up of small bays and lakes occurs in mid-November, with breakup occurring in mid-May. There is an average of 115 frost-free days.

On average 45.7 cm of precipitation falls annually, 35% as snow. Since 1960, extreme monthly precipitations have been zero to a high of 18.11 cm, with a maximum daily precipitation of 7.82 cm. Average monthly winds for the area range from 10 km/hr to 13 km/hr, with 40% of the winds originating from the northwest, northeast or north.

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SCOTT WILSON RPA	www.scottwilson.com

LALOR LAKE PROJECT
N
TOWN OF SNOW LAKE
SNOW LAKE
FILE LAKE
COOK LAKE
WOOSEY LAKE
ANDERSON LAKE
WEKUSKO LAKE
REED LAKE
SNOW LAKE CONCENTRATOR
Osborne Lake Mine
Stall Lake Mine
Anderson Mine
Photo Lake Mine
Chisel North Mine
Chisel Lake Mine
Chisel Open Pit
Spruce Point Mine
Railway Line
(gravel)
393
395
392
39
SASKATCHEWAN
MANITOBA
ONTARIO
THOMPSON
SASKATOON
PRINCE ALBERT
REGINA
WINNIPEG
UNITED STATES
N.W.T.
Hudson Bay
Lake Winnipeg
MAP OF MANITOBA
0 2 4 6 8 10
Kilometres
September 2008
Source: HBMS, 2008.

Figure 5-1

HudBay Minerals Inc.

Lalor Lake Project
Manitoba, Canada

Snow Lake Regional Map

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SCOTT WILSON RPA	www.scottwilson.com

LOCAL RESOURCES

The nearest community is the town of Snow Lake, Manitoba, located approximately 18 km from Lalor Lake. The community of 837 (2006 census) has 355 private dwellings, of which 325 are single-detached or semi-detached houses and 30 are apartments. There are two cottage subdivisions located on Wekusko Lake along PR #391, as well as residences at Herb Lake Landing, approximately 40 km south of the town. There are also a small number of seasonal remote cottages located near lakes throughout the area.

Snow Lake community services include a health facility staffed with two doctors, a grocery store, two hotel/motels, three service stations, a kindergarten to grade 12 school, a hockey arena, a five-sheet curling rink and a nine-hole golf course.

The nearest larger centres (5,000+) are Flin Flon (215 km), The Pas (200 km) and Thompson (230 km), all accessible by paved highway. There is a 1,100 m x 20 m unserviced gravel municipal airstrip located approximately 30 km from Lalor Lake along PR #394. A small craft charter service operates out of the community of Snow Lake, where small planes and helicopters can be chartered. Rental vehicles are available at the Flin Flon airport. The nearest full service commercial airport is located at Baker’s Narrows, near Flin Flon, approximately 200 km from Lalor Lake. The nearest international airport is located in Winnipeg, approximately 700 km from Snow Lake.

There is no rail in the immediate area of Lalor Lake or Snow Lake. The nearest rail access is at Wekusko siding, approximately 65 km southeast of Lalor Lake. Wekusko is accessible by an all-weather road. A gravel rail bed (ties and rail removed) connects the Snow Lake concentrator to Chisel Lake Mine, and continues to a rail line at Optic Lake siding, approximately 65 km west of Chisel Lake. Optic Lake is not road accessible.

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Technical Report NI 43-101 – September 19, 2008

SCOTT WILSON RPA	www.scottwilson.com

INFRASTRUCTURE

The only infrastructure at the Lalor Lake site is an exploration road.

HBMS operates a zinc and copper metallurgical plant in Flin Flon, Manitoba, approximately 215 km from Lalor Lake. Present capacities are 115,000 tpa refined zinc and 80,000 tpa copper anode. Copper anode is refined at HudBay’s White Pine refinery in Michigan.

HBMS operates a zinc concentrator approximately 18 km from Lalor Lake. The mill operates five days per week at 1,300 short tons per milling day, processing ore from the Chisel North Mine. The mill has two circuits, with design capacities of 1,000 stpd and 2,400 stpd. The 2,400 stpd circuit is presently mothballed.

The concentrator is producing only zinc concentrate but was historically capable of producing copper concentrate. The tailings are either dry-filtered or slurried and deposited at the Anderson Lake tailings pond. Concentrates are hauled by truck to HBMS metallurgical facilities in Flin Flon.

HBMS has a permitted tailings storage facility at Anderson Lake, located approximately three kilometres from the Snow Lake concentrator and 18 km from Lalor Lake. As of December 2006, using a modified deposition plan, tailings capacity was estimated at 7.5 million tonnes. Using January 2007 mineral reserves and resources, Chisel North Mine is scheduled to produce 1.6 million tonnes of tailings during the remaining mine life.

HBMS operates a mine water pump station for Chisel North Mine at the north end of Chisel Lake. The pipeline from this pump station follows PR #395 and terminates approximately three kilometres from Lalor Lake at the Chisel North minesite. There is a parallel recirculating line used to prevent freezing. The pump station typically operates at 130 USgpm during winter and provides mine process water and wash water for Chisel North Mine.

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SCOTT WILSON RPA	www.scottwilson.com

In addition, HBMS recently commissioned a 2,000 USgpm water treatment plant at Chisel Lake, approximately seven kilometers by road from Lalor Lake. The treatment plant is being operated at 1,000 USgpm (peak 1,600 USgpm) to treat Chisel North Mine discharge water and water from the Chisel Lake open pit. Both water sources contain elevated suspended and dissolved metals which require pH adjustment. Treated water is discharged to the environment south of the Chisel Lake open pit.

Manitoba Hydro services the Chisel Lake Mine with a 110 kV overhead transmission line, running approximately parallel with PR #395. Voltage is stepped down to 6,000 V using an HBMS-owned substation at the termination of the Manitoba Hydro line. The HBMS substation was installed in the 1950s.

Power from the main substation is stepped up to 21 kV using a modern substation and is fed to the Chisel North minesite via a four kilometre long overhead transmission line. Power is stepped down to 4,160 V / 550 V at the Chisel North substation, located at the Chisel North minesite.

PHYSIOGRAPHY

The deposit is located in the Boreal Shield Ecozone, the largest ecozone in Canada, extending as a broad inverted arch from northern Saskatchewan east to Newfoundland. The area of Lalor Lake and surrounding water bodies (Snow, File, Woosey, Anderson and Wekusko lakes) are located in the Churchill River Upland Ecoregion in the Wekusko Ecodistrict. The dominant soils are well to excessively drained Dystic Brunisols that have developed on shallow, sandy and stony veneers of water-worked glacial till overlying bedrock. Significant areas consist of peat-filled depressions with very poorly drained Typic and Terric Fibrisolic and Mesisolic Organic soils overlying loamy to clayey glaciolacustrine sediments.

The area associated with the property is level, with depressional lowlands, and has gentle relief that rarely exceeds 10 m, consisting of ridged to hummocky sloping rocks (Figure 5-2).

HudBay Minerals Inc. – Lalor Lake Deposit	Page 5-5
Technical Report NI 43-101 – September 19, 2008

SCOTT WILSON RPA	www.scottwilson.com

View looking north to northwest (approximately 30° west of north).

Figure 5-2

HudBay Minerals Inc.

Lalor Lake Project

Manitoba, Canada

Photograph of the Lalor Lake Project Area

September 2008

5-6

SCOTT WILSON RPA	www.scottwilson.com

6 HISTORY

The Snow Lake area has a long exploration and mining history. The Lalor Lake deposit was discovered in 2007.

EXPLORATION IN THE CHISEL BASIN AREA

Exploration in the Chisel Basin has been active since 1955. The Chisel Basin area is a large geologically controlled area and has hosted three producing mines, namely, Chisel Lake, Chisel Open Pit and the currently operating Chisel North. All three mines are hosted by the same geological environment; hence all three have very similar lithological and mineralogical features. This basin is also the host of the Lalor Lake deposit.

In early 2007, drill hole DUB168 was drilled almost vertically to test a 2003 surveyed Crone Geophysics deep penetrating pulse electromagnetic anomaly and intersected a band of conductive mineralization between 781.74 m and 826.87 m (45.13 m). Assay results include 0.30% Cu and 7.62% Zn over the 45.13 m, including 0.19% Cu and 17.26% Zn over 16.45 m. Drilling at Lalor Lake has been continuous since the discovery of mineralization on the property.

HISTORICAL MINING IN THE SNOW LAKE AREA

The Snow Lake area has had an active mining history for more than 50 years. HBMS has played an integral part in this history since the late 1950s by operating nine mines in the area including Photo Lake, Rod, Chisel Lake and Chisel Open Pit, Stall Lake, Osborne Lake, Spruce Point, Ghost Lake, Anderson Lake, and in current production Chisel North.

The Snow Lake concentrator was commissioned in 1979 and operated continuously until shutdown in early 1993 as a result of the depletion of the Chisel Open Pit and Stall Lake mines. The concentrator was reopened in 1994 to process ore from the Photo Lake Mine and continues to process ore from the Chisel North Mine. The concentrator is currently not operating at full capacity since Chisel North ore is the only material being processed.

HudBay Minerals Inc. – Lalor Lake Deposit	Page 6-1
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SCOTT WILSON RPA	www.scottwilson.com

7 GEOLOGICAL SETTING

REGIONAL GEOLOGY

The Lalor Lake property lies in the eastern (Snow Lake) portion of the Paleoproterozoic Flin Flon Greenstone Belt (Figure 7-1) and is overlain by a thin veneer of Pleistocene glacial/fluvial sediments. Located within the Trans-Hudson Orogen, the Flin Flon Belt consists of a variety of distinct 1.92 to 1.87 Ga tectonostratigraphic assemblages including juvenile arc, back-arc, ocean-floor and ocean-island and evolved volcanic arc assemblages that were amalgamated to form an accretionary collage prior to the emplacement of voluminous intermediate to granitoid plutons and generally subsequent deformation (Syme et al., 1998). The volcanic assemblages (Amisk Collage) consist of mafic to felsic volcanic rocks with intercalated volcanogenic sedimentary rocks. The younger plutons and coeval successor arc volcanics, volcaniclastic, and sedimentary successor basin rocks include the older, largely marine turbidites of the Burntwood Group and the terrestrial metasedimentary sequences of the Missi Group.

The Flin Flon Belt is in fault and /or gradational contact with the Kisseynew Domain metasedimentary gneisses to the north and is unconformably overlain by the Phanerozoic cover of sandstone and dolostones to the south (Figure 7-2). Regional metamorphism at 1.82 to 1.81 Ga formed mineral assemblages in the Flin Flon belt that range from prehnite-pumpellyite to middle amphibolite facies in the east and upper amphibolite facies in the north and west (David and Machado, 1996; Froese and Moore, 1980; Syme et al., 1998).

The Snow Lake portion of the Flin Flon belt is dominated by fold-thrust style tectonics that is atypical of western and central portions of the belt. It is a south-verging, northeast dipping imbricate that was thrust over the previously amalgamated collage of oceanic and arc rocks to the west (Bailes and Galley, 1999). The thrust package of the Snow Lake area has been modified by 1.82 to 1.81 Ga regional metamorphism to lower to middle almandine-amphibolite facies mineral assemblages (David and Machado, 1996; Froese and Moore, 1980).

HudBay Minerals Inc. – Lalor Lake Deposit	Page 7-1
Technical Report NI 43-101 – September 19, 2008

SCOTT WILSON RPA	www.scottwilson.com

HUDSON BAY
Trans-Hudson Orogen
Hudson Bay Basin
Lynn Lake
Leaf Rapids
Thompson
Lalor Lake Project
Flin Flon
Snow Lake
N
0 50 100 150 200
Kilometres
Superior Province
Lake Winnipeg
Lake Winnipegosis
Lake Manitoba
Bissett
Western Canada Sedimentary Basin
Assiniboine River
Red River
Winnipeg
Legend:
Phanerozoic
Cenozoic
Mesozoic
Paleozoic
Precambrian
Paleoproterozoic granites & gneisses
Archean granites & gneisses
Mafic & ultramafic intrusive rocks
Metagreywacke
Metasandstone
Metavolcanic rocks (greenstone belts)
September 2008
Figure 7-1
HudBay Minerals Inc.
Lalor Lake Project
Manitoba, Canada
Geology of Manitoba

Source: Government of Manitoba, Science Technology, Energy and Mines.

7-2

SCOTT WILSON RPA	www.scottwilson.com

<1.8 Ga Orogens
Archean Cratons
Paleoproterozoic Orogens
SLAVE
RAE
NAIN
HEARNE
Hudson Bay
THO
SUPERIOR
WYOMING
Atlantic Ocean
KISSEYNEW DOMAIN
'south flank'
Kississing Lake
Wildnest Lake
Kisseynew Lake
File Lake
Elbow Lake
FLIN FLON BELT
Amisk collage
Wekusko Lake
Reed Lake
Amisk Lake
Athapapuskow Lake
N
0 5 10 15 20 25
Kilometres
PHANEROZOIC COVER
PRE-ACCRETION ASSEMBLAGES (1.87-1.92 Ga)
Juvenile arc and Undivided metavolcanic rocks
Ocean floor (back arc) metabasalt/synvolcanic mafic intrusive
Ocean plateau metabasalt
Ocean island metabasalt
Tectonite
PELICAN WINDOW GNEISSES
Archean charnockite
Orthogneiss and pelitic gneiss
VMS deposit
Fault
SUCCESSOR ARC and BASIN DEPOSITS
Missi Group (1.83-1.85 Ga)
Continental sandstone / volcanics
Burntwood Group turbidites (1.84 - 1.85 Ga)
Schist-Wekusko Suite (1.85-1.88 Ga)
FELSIC-MAFIC PLUTONS
1.76 - 1.82 Ga (Kisseynew Belt plutons)
1.83 - 1.84 Ga (late successor arc plutons)
1.84 - 1.90 Ga (early juvenile arc + early-middle successor arc plutons)
ca. 1.92 Ga ('evolved arc' plutons)

Source: After NATMAP shield Margin Working Group, 1998.

Figure 7-2

HudBay Minerals Inc.

Lalor Lake Project

Manitoba, Canada

Geology of the Flin Flon Greenstone Belt, Manitoba

September 2008

7-3

SCOTT WILSON RPA	www.scottwilson.com

Intrusions in the belt are divided into pre-, syn- and late tectonic varieties where the pre-tectonic group includes intrusions that are coeval with the volcanic rocks, as well as those that crosscut volcanic and Missi supracrustal rocks. Numerous mafic to ultramafic dykes intrude the volcanic rocks.

LOCAL AND PROPERTY GEOLOGY

The Snow Lake arc assemblage (Figures 7-3 and 7-4) that hosts the producing and past-producing mines in the Snow Lake area is a 20 km wide by 6 km thick section that records a temporal evolution in geodynamic setting from ‘primitive arc’ (Anderson sequence to the south) to ‘mature arc’ (Chisel sequence) to ‘arc-rift’ (Snow Creek sequence to the northeast, Bailes and Galley, 2007). The ‘mature arc’ Chisel sequence that hosts the Zn-rich Chisel, Ghost, Chisel North, and Lalor deposits typically contains thin and discontinuous volcaniclastic deposits and intermediate to felsic flow-dome complexes.

The Chisel sequence is lithologically diverse and displays rapid lateral facies variations and abundant volcaniclastic rocks. Mafic and felsic flows both exhibit evolved geochemical characteristics (relative to the unevolved underlying Anderson sequence) consistent with one of, or a combination of, the following: within-plate enrichment, derivation from a more fertile mantle source, lower average extents of melting at greater depths, and contamination from older crustal fragments. These rocks have undergone metamorphism at the lower to middle almandine-amphibolite facies.

Rock units in the hanging wall of the Lalor Lake deposit typically reflect this diversity and variation in rock types and include mafic and felsic volcanic rocks and diverse mafic to felsic volcaniclastic units, mafic wacke and fragmental units of various grain sizes, and crystal tuff units. Field mapping and core inspection has identified that the hanging wall rocks are overturned.

HudBay Minerals Inc. – Lalor Lake Deposit	Page 7-4
Technical Report NI 43-101 – September 19, 2008

SCOTT WILSON RPA	www.scottwilson.com

54° 53' 13"
99° 52' 30"
54° 45' 00"
100° 15' 00"
Ham Lake
Cook Lake
Snow Creek seq.
Snow Lake
McLeod Road Fault
Snow Lake Fault
Chisel sequence
Richard intrusive complex
Barren sulphide 'horizon'
Anderson Lake
Anderson sequence
Sneath intrusive complex
Wekusko Lake
N
Woosey Lake
Morgan Lake
Burntwood Group
Late successor arc intrusions
CK
La
P
Pn
CN
C
L
G
A
S
R
Ra
Li
Rd
Pt
M
Anderson sequence ('Primitive arc')
Chisel sequence ('mature arc')
Snow Creek sequence ('arc-rift')
Massive sulphide deposit (Cu-Zn, Zn-Pb-Cu)
Tectonites
Stratigraphic facing
Thrust fault
Normal fault
0 1 2 3 4 5
Kilometres

Figure 7-3

HudBay Minerals Inc.

Lalor Lake Project

Manitoba, Canada

Volcanic Stratigraphy of the Snow Lake Area

September 2008

Source: Bailes and Galley, 2007.

7-5

SCOTT WILSON RPA	www.scottwilson.com

Lalor Lake Deposit
Snow Lake
For details, please contact the Geological Survey
Legend
Faults
Dykes
Mackenzie
Moison
Roads
Provincial
500K Lake Boundary
500K Lakes
500K Rivers
Bedrock Geology
1-Mafic Volcanics
2-Felsic Volcanics
3-Greywacke
4-Gabbro, Gabbronorite
10-Fragmental Volcanics
11-Greywacke, arkose
12-Granodiorite, gneiss
13-Granite
15-Ortho and paragneiss
15aParagneiss
16-Amphibolite
Fox River supracrustals
17c-Iron Formation
18-Granite, granodiorite
18aGranodiorite
19-Granitoid complexes
19aGranodiorite
19bEnderbite, granulite
20-Charnockite mangerite
20aRemobilized orthogneiss
21Mafic metavolcanics
21aAndesite
21bBasalt
22Rhyolite,dacite
22aRhyolite
23Greywacke, mudstone
23aPelitic greywacke
23bPsammitic greywacke
24Amphibolite
24aCalc-silicate gneiss
24bCalc-silicate quartzite
25Metaconglomerate
26Arkose,arenite
26aOrthoquartzite
26bArkose
26cArkosic gneiss
26dFelsic gneiss
27-Migmatite gneiss
28-Ultramafic intrusives
29-Mafic intrusives
29aGrabbro
29b-Anorthositic gabbro
29cDiorite
29dTonalitediorite
29e-Enderbite
30-Tonalite granodiorite
30aTonalite gneiss
30bl Quartz eye tonalite
31-Granitoid rocks
31a-Fluorite granite
31b-Porphyritic granite
31c-Hypersthene monzonite
31d-Leucogranite
4a-Diorite
Ordovician limestone
Ordovician dolomite
Silurian dolomite
0 2 4 6 8 10
Kilometres

Figure 7-4

Source:
Government of Manitoba,
Science Technology, Energy and Mines, 2008.

HudBay Minerals Inc.

Lalor Lake Project

Manitoba, Canada

Geology of the Snow Lake Area

September 2008

7-6

SCOTT WILSON RPA	www.scottwilson.com

The Lalor Lake deposit is similar to other massive sulphide bodies in the Chisel sequence (Chisel Lake, Ghost Lake, Chisel North, and Photo Lake), and lies along the same stratigraphic horizon as the Chisel Lake and Chisel North deposits. It is interpreted that the top of the zone is near a decollement contact with the overturned hanging wall rocks.

The most common intrusion throughout these rocks is a fine grained feldspar-phyric gabbro to diorite. It occurs as rather extensive units and as localized dikes less than a metre wide. The Chisel Lake pluton, a late 1.8 km by 9.8 km layered ultramafic intrusion (Bailes and Galley, 2007), truncates the main lens of the Chisel Lake massive sulphide deposit but is not seen in any of the Lalor Lake drill core.

The footwall rocks are extensively hydrothermally altered and metamorphic recrystallization has produced rather exotic aluminous mineral assemblages. These assemblages include chlorite dominant schists, sericite dominant schists, and cordierite+anthophyllite gneisses. Other minerals indicative of hydrothermal alteration that occur extensively throughout these rather simplified rock assemblages include quartz, feldspar, kyanite, biotite, garnet, staurolite, hornblende, and carbonate. Clinopyroxene, gahnite and anhydrite also occur locally. These assemblages are typical of metamorphosed footwall hydrothermal alteration commonly associated with volcanogenic massive sulphide (VMS) deposits and are similar to that at the other massive sulphide deposits in the Chisel Lake area.

The mineralization is relatively flat lying, trends 260° to 310° azimuth and dips between 10° to 30° to the north.

HudBay Minerals Inc. – Lalor Lake Deposit	Page 7-7
Technical Report NI 43-101 – September 19, 2008

SCOTT WILSON RPA	www.scottwilson.com

8 DEPOSIT TYPE

The property hosts a VMS deposit that precipitated at or near the seafloor in association with contemporaneous volcanism, forming a stratabound accumulation of sulphide minerals. VMS deposits typically form during periods of rifting along volcanic arcs, fore arcs, and in extensional back arc basins. Rifting causes extension and thinning of the crust, providing the high heat source required to generate and sustain a high-temperature hydrothermal system (Franklin et al., 2005).

The location of VMS deposits is often controlled by synvolcanic faults and fissures, which permit a focused discharge of hydrothermal fluids. A typical deposit will include the massive mineralization located proximal to the active hydrothermal vent, footwall stockwork mineralization, and distal products, which are typically thin but extensive. Footwall, and less commonly, hanging wall semiconformable alteration zones are produced by high temperature water-rock interactions (Franklin et al., 2005).

The depositional environment for the mineralization at Lalor Lake is similar to that of present and past producing base metal deposits in felsic to mafic volcanic and volcaniclastic rocks in the Snow Lake mining camp. The deposit appears to have an extensive associated hydrothermal alteration pipe.

HudBay Minerals Inc. – Lalor Lake Deposit	Page 8-1
Technical Report NI 43-101 – September 19, 2008

SCOTT WILSON RPA	www.scottwilson.com

9 MINERALIZATION

The Lalor Lake VMS deposit is flat lying, with mineralization beginning at approximately 570 m from surface and extending to a depth of approximately 1,170 m. The mineralization trends about 260° to 310° azimuth and dips between 10° and 30° to the north. It has a lateral extent of about 900 m in the north-south direction and 700 m in the east-west direction.

Sulphide mineralization is pyrite and sphalerite dominant. In the near solid (semi-massive) to solid (massive) sulphide sections, pyrite occurs as fine to coarse grained crystals ranging one to six millimetres in size, averaging two to three millimetres. Sphalerite occurs interstitial to the pyrite. A crude bedding or lamination is locally discernable between these two sulphide minerals. Near solid coarse grained sphalerite zones occur locally as bands or boudins that strongly suggest that remobilization took place during metamorphism.

Disseminated blebs and stringers of pyrrhotite and chalcopyrite occur locally within the massive sulphides, adjacent to and generally in the footwall of the massive sulphides. The hydrothermally altered rocks in the footwall commonly contain some very low concentrations of sulphide minerals.

Some sections of massive pyrrhotite occur, but these tend to give way to pyrite-sphalerite-dominant zones.

Six distinct stacked copper and zinc mineralized zones have been interpreted within the Lalor Lake deposit based on the Zinc Equivalency (ZNEQ) of 4% over a minimum two metre interval (Table 9-1).

Zones 10 and 11 of the Lalor Lake deposit are generally near solid to solid sulphides, but portions can occur as disseminated to stringer sulphides. The lenses in the footwall to Zones 10 and 11 tend to be disseminated and stringer sulphides, but near massive to massive sections do occur.

HudBay Minerals Inc. – Lalor Lake Deposit	Page 9-1
Technical Report NI 43-101 – September 19, 2008

SCOTT WILSON RPA	www.scottwilson.com

TABLE 9-1 INTERPRETED MINERALIZED ZONES

HudBay Minerals Inc. – Lalor Lake Deposit

Zone	Volume (m3 )	Average Thickness of Mineralization (m)	Number of Drill Holes	Assayed Length of Drill Core (m)	Volume (m3 ) / Number of Drill Holes
10	1,969,000	8.90	20	210.01	98,450
11	79,000	2.18	4	12.40	19,750
20	1,307,000	5.90	19	163.75	68,789
30	667,000	8.56	9	90.56	74,111
31	177,000	7.28	3	33.49	59,000
40	448,000	7.51	7	77.28	64,000
Total	4,647,000			587.49

Gold and silver enriched zones occur near the margins of the sulphide lenses and in local silicified footwall alteration. These silicified areas often correlate with disseminated to stringer chalcopyrite and galena, whether together or independent of each other. This association has been confirmed in thin section.

Magnetite is not common, often less than 1% and less than one millimetre in size, but can range up to 5% and from one to three millimeters in size when associated with rhyolites of the hanging wall and felsic gneisses of the footwall. Magnetite rarely occurs as porphyroblasts in chlorite schists, sometimes up to one centimetre in size. Galena occurs as disseminations mostly in the altered footwall rock and at or near the immediate hanging wall of the massive sulphide sections. Arsenopyrite is present, but rare. Gahnite, like galena, is locally present in the altered country rocks and often seems to be in vein-like structures.

HudBay Minerals Inc. – Lalor Lake Deposit	Page 9-2
Technical Report NI 43-101 – September 19, 2008

SCOTT WILSON RPA	www.scottwilson.com

DISCUSSION ON PRECIOUS METAL OCCURENCES OUTSIDE RESOURCE AREAS

Notable gold and silver rich zones have also been intersected outside the currently defined mineralized zones on the property. The distribution, continuity and controls of this mineralization style have not yet been defined in enough detail for inclusion in the Mineral Resource.

In Scott Wilson RPA’s opinion, the limited amount of drilling to date and lack of perceived continuity of the high-grade precious metal intersections precludes their inclusion into the current Mineral Resource estimate. Scott Wilson RPA recommends that a study be undertaken focussing on the controls and distribution of this high precious metal content mineralization. The study should provide detailed structural and lithological logging of these intersections based on a complete suite of whole rock and precious metal assays, including platinum and palladium. Wedged holes can be used to provide information on the spatial continuity of this mineralization style.

LITHOLOGICAL CODING

The Lalor Lake deposit resource model used the HBMS Snow Lake lithology legend as shown in Table 9-2 for coding drill hole rock types in the area.

HudBay Minerals Inc. – Lalor Lake Deposit	Page 9-3
Technical Report NI 43-101 – September 19, 2008

SCOTT WILSON RPA	www.scottwilson.com

TABLE 9-2 RESOURCE MODEL ROCK CODE DESCRIPTION

HudBay Minerals Inc. – Lalor Lake Deposit

Rock Code	Rock Type
1	Basalt
2	Andesite
3	Polymodal Fragmental
4	Dacite
5	Rhyolite
6	Amphibolite
7	Diorite
9	Altered Schist
10	Altered Gneiss
11	Metasediments
12	Gabbro
13	Felsic Intrusions
14	Mafic Dyke
15	Felsic Dyke
61	Solid Sulphides
62	Near Solid to Solid Sulphide
63	Near Solid Sulphide
64	Disseminated to Near Solid Sulphide
65	Disseminated Sulphide
66	Well Mineralized to Disseminated Sulphide
67	Well Mineralized
69	Mineralized
73	Stringer Sulphides
80	Quartz Vein
88	Shear Zone
89	Breccia Zone
90	Wedge
91	Bullnose off Wedge
94	Casing
96	Fault

HudBay Minerals Inc. – Lalor Lake Deposit	Page 9-4
Technical Report NI 43-101 – September 19, 2008

SCOTT WILSON RPA	www.scottwilson.com

10 EXPLORATION

Exploration in the Lalor Lake deposit area is conducted by HBED, which is the exploration arm of HudBay located in Flin Flon. A field office, including core logging and storage facilities, is situated on the HBMS Snow Lake concentrator site.

In 2003, a Crone Geophysics high power time-domain electromagnetic (EM) system experimental survey was conducted over the deepest portion (approximately 600 m vertical depth) of the Chisel North Mine. The survey was designed and interpreted by HBED and was conducted by Koop Geotechnical Services Inc. The survey provided conclusive evidence that the system could detect conductive bodies at depths greater than 500 m and it was decided to extend the survey coverage further down-dip and down-plunge of the known mineralized lenses. A double-wired transmitter loop measuring two kilometres by two kilometres was used to maximize the EM field strength. The survey results were interpreted using three-dimensional computer modelling software. The model indicated a highly conductive, shallow-dipping zone at a vertical depth of 800 m. The Lalor Lake drilling began in March 2007 to test the geophysical anomaly, and diamond drill hole DUB168 intersected conductive sulphides at a depth of approximately 780 m. Drilling is ongoing and has been continuous since the discovery hole.

Time-domain borehole EM surveys with three dimensional probes are routinely conducted on all drill holes. The survey results identify any off-hole conductors that have been missed and indicate direction to the target as well as the dimensions and the attitude of the conductor. The survey also detects any conductors which lie past the end of the hole allowing the geologist to know whether or not the hole should be deepened.

No historical resource and/or reserve estimates have been issued on the Lalor Lake deposit. HudBay did, however, disclose a potential mineral deposit of 18 million to 20 million tonnes grading between 7.7% Zn to 8.8% Zn in a company news release dated October 23, 2007. At that time, there had been insufficient exploration to define a Mineral Resource and it was uncertain if further exploration would result in the Lalor Lake deposit being delineated as a Mineral Resource.

HudBay Minerals Inc. – Lalor Lake Deposit	Page 10-1
Technical Report NI 43-101 – September 19, 2008

SCOTT WILSON RPA	www.scottwilson.com

11 DRILLING

The Lalor Lake drilling began in March 2007 to test an electromagnetic anomaly and the first hole DUB168 intersected appreciable widths of zinc rich massive sulphides. Drilling is ongoing and has been continuous since the discovery hole.

This report contains information as of the June 23, 2008 cut-off date and there is no exclusion of drilling information other than holes drilled for metallurgical sampling purposes that are yet to be analyzed. As of the cut-off date, a total of 11 wedge holes were drilled for metallurgical purposes.

All diamond drilling was completed from surface retrieving whole core sizes of BQ and NQ. Wedge cuts and associated directional drilling were completed on parent holes, resulting in time and cost savings over drilling a new hole from surface. Wedging and directional drilling were used at Lalor Lake for acquiring metallurgical sample and infill purposes. For infill purposes, wedge cuts are oriented towards specific targets selected by the geologists along a path calculated by the directional drilling technicians. In metallurgical sampling wedge cuts are unoriented and the wedge is set just above the zone that is to be sampled such that the core sample collected is generally within 10 m to 20 m of the parent hole intersection. As many as five wedge cuts have been completed from one parent hole.

All of the parent drill holes used for wedge cuts at Lalor Lake are NQ size due to the size of the wedging and directional drilling equipment used. Tech Directional Services Inc. of Newfoundland is the contractor operating the Devico directional drilling system. The Devico system allows for the collection of AQ core from an NQ hole throughout the steering process. Core recovery is generally greater than 90%. An offset of up to 20° per 30 m of hole can be achieved with this system.

The first step in the process is to backfill the hole with cement so as not to leave space in the parent below the wedge. An expandable wedge retainer (plug) is then set in the parent hole at a predetermined depth and a wooden block is placed on top of the wedge.

HudBay Minerals Inc. – Lalor Lake Deposit	Page 11-1
Technical Report NI 43-101 – September 19, 2008

SCOTT WILSON RPA	www.scottwilson.com

A non-retrievable steel wedge is set into the wooden block and is held in place by the axe head of the wedge that splits the wooden block. This, plus the swelling of the wood as it hydrates, holds the wooden block tightly in place and subsequently keeps the wedge oriented properly. The wedge face is oriented using an orientation tool in the wedge dropper and a downhole survey tool by the directional drilling technicians to achieve the desired direction.

A bullnose bit is used to kick off the wedge and start a new hole. No core is recovered in this process. The bullnose is generally used for five metres of drilling, just enough to get past the steel wedge and establish a new hole. A wedge will allow up to a two degree deviation from the parent hole. The natural bend of the steel rods and core barrel as they drill past the wedge increases the amount of deviation from the wedge.

For metallurgical samples, after bullnose drilling, the NQ drilling is allowed to proceed off the wedge for 40 m to 80 m or more until the sample is collected. The hole is then cemented and the process can be repeated higher up the hole.

For infill drilling purposes, once a wedge cut is established off the parent hole (usually 12 m to 15 m past the wedge), the directional drilling technicians use the Devico system to steer the hole towards the drill target. Generally the system is used for short distances and then normal NQ drilling is resumed.

Wedge drilling for the purpose of this report and cut-off date has been completed from parent holes DUB174, DUB179, DUB195, DUB199 and DUB205. Wedge holes account for five of the 45 total holes used in the resource estimate.

Core recovery at Lalor Lake is near 100% on all holes.

Table 11-1 presents a summary of diamond drilling as of June 2008.

HudBay Minerals Inc. – Lalor Lake Deposit	Page 11-2
Technical Report NI 43-101 – September 19, 2008

SCOTT WILSON RPA	www.scottwilson.com

TABLE 11-1 SUMMARY OF DIAMOND DRILLING AS OF JUNE 2008

HudBay Minerals Inc. – Lalor Lake Deposit

Year	Hole Type	Operator	Number of Holes	Core Size	Length (m)	Drilling Company
2007	Parent	HBED	2	BQ	2,342	Major Drilling Ltd.
	Parent	HBED	26	NQ	30,001	Major Drilling Ltd.
2008	Parent	HBED	12	NQ	14,571	Major Drilling Ltd.
	Wedge	HBED	5	NQ/AQ	5,304	Major Drilling Ltd.

Total			45		52,218

SURVEYING

PROPERTY GRID AND DRILL HOLE COLLARS

In August 2007, Manitoba land surveyors, Balchen & Kulchycki Surveys (Balchen & Kulchycki), established control points at the Lalor Lake property using a Trimble R8 RTK DGPS system, rated as subdecimetre in accuracy. The survey consisted of locating the coordinates of the property grid and 14 drill hole collars. Coordinates are reported in UTM NAD83.

Between March and June 2008, HBMS conducted three field trips and surveyed the drill hole collars completed after August 2007. The survey was conducted using a Trimble 5800 RTK DGPS. The base station was set up on a point previously surveyed by Balchen & Kulchycki at the edge of PR #395, approximately 3.3 km from the drilling area. The collars were then surveyed with a rover unit linked to the base via radio. During the survey the equipment’s reliability was checked by surveying three of the benchmark sets established by Balchen & Kulchycki in the drilling area. In each case, the difference between the two sets of coordinates was less than two centimetres. Drill hole collars previously surveyed by Balchen & Kulchycki were check surveyed and discrepancies were negligible.

HudBay Minerals Inc. – Lalor Lake Deposit	Page 11-3
Technical Report NI 43-101 – September 19, 2008

SCOTT WILSON RPA	www.scottwilson.com

Four drill hole collars were not surveyed because the drill platform covered their location while drilling another hole. The location of the currently drilled hole was used in these cases.

All diamond drill holes were proposed and collared based on the property grid, which was referenced from baselines in the area that were cut every 1,230 m. Chain and turning boards were used to establish the grid on 91 m centres.

The location of the drill holes is shown in Figure 11-1 in relation to the mineralized outlines. The holes were originally drilled at 200 m to 400 m spacing across the geophysical target to outline the overall deposit extents. The deposit is currently drilled at less than 75 m in the middle of the deposit and 100 m to 200 m spacing along the perimeter. The majority of the holes are drilled near vertical and tend to deviate towards the southwest direction. Figure 11-2 illustrates the Lalor Lake deposit drill holes and mineralized zone outlines in plan view. Figure 11-3 illustrates the Lalor Lake deposit drill holes and mineralized wireframes in long section.

DOWNHOLE SURVEY STANDARDS

Downhole surveys were completed using a Reflex EZ-Shot® (Reflex) instrument. Surveys were completed at regular intervals of 30 m to 50m down the hole.

The Reflex instrument measures the azimuth relative to the earth’s magnetic field and records the dip of the hole. The magnetic field strength is checked for possible magnetic interference, where magnetic rock or material close to the instrument affects the magnetic field strength and magnetic azimuth readings.

The normal magnetic field strength for the deposit is 5,800 nT to 6,000 nT, established in an area free of magnetic effects. The Reflex instrument is calibrated based on the normal field strength and flashes when the magnetic strength is greater or less than 1,000 nT from normal. The geologist viewing the survey results will accept or reject the magnetic azimuth reading.

HudBay Minerals Inc. – Lalor Lake Deposit	Page 11-4
Technical Report NI 43-101 – September 19, 2008

SCOTT WILSON RPA	www.scottwilson.com

426,000 E
427,000 E
428,000 E
429,000 E
430,000 E
6,082,000 N
6,081,000 N
6,080,000 N
6,079,000 N
6,078,000 N
6,077,000 N
Lalor Lake
Ditch
Chisel North Minesite
1000
1025
Chisel Lake
Ghost Lake
Drillhole Collar & Hole Trace
Mineralized Outline
0 250 500 750 1000
Metres

Figure 11-1

NTS: 63K/16 (File Lake)

HudBay Minerals Inc.

Lalor Lake Project

Manitoba, Canada

Drill Hole Locations

September 2008

Source: HBMS, 2008.

11-5

SCOTT WILSON RPA	www.scottwilson.com

426000 E
426500 E
427000 E
427500 E
6081500 N
6081000 N
6080500 N
N
LEGEND
Mineralized Zone Outlines
10
11
20
30
31
40
Drill Hole
Collar
Trace
0 100 200 300 400 500
Metres

Figure 11-2

HudBay Minerals Inc.

Lalor Lake Project

Manitoba, Canada

Drill Holes and Mineralized Zone Outlines in Plan View

September 2008

Source: HudBay Minerals Inc., 2008.

11-6

SCOTT WILSON RPA	www.scottwilson.com

Surface
426000 E
6080000 N
426500 E
6080500 N
427000 E
6081000 N
6081500 N
427500 E
500
0
-500
-1000
-1500
LEGEND
Wireframe Zones
10
11
20
30
31
40
Drill Hole
Collar
Trace

View Looking 310° Azimuth

Figure 11-3

HudBay Minerals Inc.

Lalor Lake Project

Manitoba, Canada

Drill Holes and Mineralized Zone Outlines in Long Section

September 2008

Source: HudBay Minerals Inc., 2008.

11-7

SCOTT WILSON RPA	www.scottwilson.com

DISCUSSION

Overall, Scott Wilson RPA considers the data obtained from the exploration program to be reliable. HBED utilizes well documented major company procedures and parameters for exploration. The work is professionally completed to industry standards, with senior geology staff personally overseeing the exploration practices of the younger geological staff. The diamond drilling contractor is professional and works to high standards.

Scott Wilson RPA does, however, make the following recommendations:

•	Recorded drill hole ‘Header’ information should include encountered downhole water and/or gas intersections.

•	Hole casings should remain sticking out of the hole on surface and should be capped with numbered brass caps.

•	Topography is currently based on government air photos – on ground detailed topographic survey should be undertaken noting outcrop areas and swamps.

•	Results of the Reflex surveyed holes should be confirmed with a test selection of North Seeking Gyro surveys.

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12 SAMPLING METHOD AND APPROACH

The rock is drilled using a diamond bit. Whole core is retrieved from the drill string six metre core barrel. The drill helper removes the core from the barrel and places the core in boxes that are labelled by hole and box number. Distance tags are placed at appropriate locations.

The core boxes are picked up every morning from the drill site by a HBED technician or by diamond drillers at the end of the night shift and delivered to the core logging facility near the Snow Lake concentrator. Technicians sort the core boxes by specific hole number and place the core on the outdoor core racks readily available for the core logging geologist.

The geologist and/or technician transfer the core from the racks to the core logging tables as the logging progresses. The geologist orients the core to fit matching pieces and marks one metre intervals on the core with a grease pencil. The intervals are compared to the diamond drillers’ down-the-hole tags and any conflicts with the metreage differences are resolved if necessary. Core boxes are labelled with aluminum tagging containing the drill hole number, box number and the corresponding downhole distances for each box. The diamond drill core is not photographed.

The core is initially logged for lithology and then descriptively for grain size, foliation, minor units, alteration minerals and intensity, faults, rock quality designation (RQD), joints and contacts. Core is logged into an on-site North Face Software Ltd. 2003 version Lagger program (Lagger) which is later uploaded to the main HBED database. Files are extracted to spreadsheet or text format from the Lagger program. The extracted files are then loaded in to MineSight (version 3.60) resource block modelling program for evaluation.

Sample intervals are then determined by both lithology and a visual estimate of the sulphide mineralization. Samples are also taken when quartz veining, flooding and siliceous areas are encountered as they may be indicative of precious metal occurrences.

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As a general rule, sample intervals are approximately one metre, though the length varies depending on lithology or type of mineralization. In no cases are samples taken from intervals less than 10 cm.

In all holes, the mineralized material is sampled from upper through to lower mineralized contacts. The geologist identifies higher and lower grade portions of the mineralized zone in an attempt to sample similar grade material and break sample lengths at these contacts.

A minimum of one shoulder sample is taken on either side of the zone to check for mineralization in the country rock, and at times sampling is taken continuously from the upper mineralized zone through to the lower zone.

Once sample intervals are selected, estimated sphalerite, chalcopyrite, and pyrite percentages are recorded in a sample tag book with a unique sample number for each sample interval. The samples are labelled on the core and are recorded in the sample booklet.

All sample intervals are taken to a cutting facility and are sawn in half by a diamond saw. Half of the core is placed into a plastic bag with its unique sample identification tag. During this process, as part of the QA/QC protocols, blanks and standards are submitted into the sample stream as per the geologist instruction at regular intervals of every 20 samples. In addition, one duplicate analysis is requested every 20 samples. The other half of the core is returned to the core box and subsequently re-racked in the Snow Lake concentrator yard.

The bagged samples are placed in a burlap bag and a submittal sheet is prepared by the geologist or technician. Samples are delivered to the Flin Flon assay laboratory by HBED personnel and are checked by laboratory personnel to ensure that the samples match the submittal sheet.

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A total of 9,933 samples from 40 drill holes and five wedges were submitted to the Flin Flon assay lab for analysis. The average length for these sample intervals is 0.84 m.

Geochemical samples are taken every 30 m to 50 m on every rock type for full spectrum analysis.

Bulk density measurements are taken on samples selected for assaying, which included weakly mineralized shoulder samples on either side of the mineralized zone. The measurement methodology consisted of, first, weighing the half split sample in air. Then, the sample was suspended in a tub filled with water by a chain on the underside of the scale in such a way that it did not touch the sides of the water-filled tub and the weight of the submerged sample was recorded. The sample is contained in a wire basket for both weighing procedures. The determination of the specific gravity (SG) is calculated from measured values as follows:

SG = A/ (A-B)

Where,

A = (Weight of sample and basket in air – Weight of basket in air)

B = (Weight of sample and basket in water suspended – Weight of basket in water)

Measurements were in grams and it was assumed that the water was 1.0 g/cm3 at room temperature.

DISCUSSION

In Scott Wilson RPA’s opinion, the HBED sampling method and approach is industry standard. There are no drilling, sampling or recovery factors observed that could materially impact on the accuracy and reliability of the results.

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Scott Wilson RPA does, however, make the following recommendations:

•	A system of daily backups for stand-alone Lagger core logging laptops should be implemented (currently no procedures for lost data).

•	Bulk density measurements should preferably be taken on whole core, or at least ensure that the measurement is taken on the split core that will be sent for assay.

•

Core is sawn using recycled water with multi-stage chemical additive settling. Water is currently changed every 100 samples. Best practices include continuous fresh water sawing. At a minimum the core cutting water should be changed every 20 samples or each sample should be briefly rinsed under running fresh water.

•	Logging of wedged daughter holes should attempt to keep roughly the same units and sample intervals as the parent hole in order to correlate continuity between the closely spaced samples.

•	A detailed logging and sampling procedure for the high-grade precious metal intersections should be implemented.

•

Geochemical samples, which are currently utilized for interpreting lithologies, should also include assays for gold, platinum and palladium. These assays should be then reviewed with respect to the regularly sampled assay intervals,

•	Representative samples should continue to be collected and submitted for quantitative geotechnical physical measurements including compressive and shear strengths.

HudBay Minerals Inc. – Lalor Lake Deposit	Page 12-4
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13 SAMPLE PREPARATION, ANALYSES AND SECURITY

The Lalor Lake samples were all prepared and analyzed by HBMS at the Flin Flon assay laboratory. As part of HBMS QA/QC procedures, pulp duplicates are sent to Acme Analytical Laboratories Ltd. (Acme) in Vancouver, British Columbia, for comparison and verification purposes.

HBMS LABORATORY SAMPLE PREPARATION PROCEDURES

All samples arriving at the HBMS laboratory are checked against the geologist’s sample submission sheets. Laboratory analytical work sheets are generated for the analysis areas. Any wet samples are dried at 105°C as per industry standard. The core samples are crushed to -10 mesh. Next they are split to approximately 250 g, pulverized to about 90% passing -150 mesh and placed into labeled bags. Crusher and pulverizer checks are conducted daily to ensure there is no excessive wear on the crusher plates and pulverizer pots. For every 22 samples received, a laboratory blank and QC sample were inserted in the batch.

HBMS LABORATORY ANALYSIS PROCEDURES

The samples were analyzed for the following elements: gold, silver, copper, zinc, lead, iron, arsenic and nickel. Base metal and silver assaying was completed by aqua regia digestion and read by a simultaneous inductively coupled plasma (ICP) unit. The gold analysis was completed on each sample by atomic absorption spectrometry (AAS) after fire assay lead collection. Detection limits of the ICP and AAS are shown in Table 13-1.

All analytical balances are certified annually by a third party. Check weights are used daily to verify calibration of balances. All metal standards used to make the calibration standards for the AAS and ICP are certified and traceable. Each is received with a

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certificate of analysis. Both the AAS and ICP are serviced twice per year by the instrument manufacturer qualified service representative to ensure that the instruments meet original design specifications.

TABLE 13-1 HBMS ASSAY LABORATORY DETECTION LIMITS

HudBay Minerals Inc. – Lalor Lake Deposit

Element	Detection Limit
Ag	0.439	g/t
As	0.002%
Au	0.034	g/t
Cu	0.003%
Fe	0.007%
Ni	0.001%
Pb	0.002%
Zn	0.01%

The Flin Flon assay laboratory has been participating in CANMET PTP/MAL round robin testing since 2000. PTP/MAL is a requirement for laboratories that are ISO 17025 certified. The laboratory also has been participating since 2002 in round robin testing conducted by GEOSTATS of Australia. Scott Wilson RPA notes that the Flin Flon assay laboratory is not currently accredited by the Standards Council of Canada (SCC).

Sample pulps are kept in secure storage after analysis. Pulps are only released to HBED after all data are validated. HBED personnel retrieve the designated pulps (approximately one out of every 20 samples) for submittal to Acme as part of their QA/QC measures.

Scott Wilson RPA visited the HBMS Flin Flon assay laboratory and confirmed that internal laboratory procedures were carried out. Overall, each batch of 24 samples consists of 18% related to quality control. Scott Wilson RPA noted, however, that the HBMS laboratory does not compile or issue quarterly QA/QC reports.

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ACME LABORATORY ANALYSIS PROCEDURES

Acme performs a multi-element assay (Group 7AR) measured on an ICP emission spectrograph after aqua regia digestion and gold analysis (Group 6F) on an ICP emission spectrometer after fire assay.

For the multi-element assay, aliquots of 1.000 ± 0.002 g are weighed into 100 mL volumetric flasks. Acme’s QA/QC protocol requires one pulp duplicate to monitor analytical precision and a blank and aliquot of in-house reference material to monitor accuracy in each batch of 36 samples. Thirty millilitres of Aqua Regia – a 1:1:1 mixture of ACS grade concentrated HCl, concentrated HNO3 and de-mineralized H2O – is added to each sample. Samples are digested for one hour in a hot water bath (>95°C). After cooling for three hours, solutions are made up to volume (100 mL) with dilute (5%) HCl. Very high grade samples may require a 1.0 g to 250 mL or 0.25 g to 250 mL sample/solution ratio for accurate determination. Acme’s QA/QC protocol requires simultaneous digestion of a reagent blank inserted in each batch. Sample solutions are aspirated into a Spectro Ciros Vision ICP emission spectrograph (ES) to determine 23 elements. Raw and final data from the ICP-ES undergo a final verification by a British Columbia Certified Assayer who then signs the Analytical Report before it is released to the client. This 23 multi-element assay has detection limits displayed in Table 13-2.

For the gold analysis, one assay ton aliquots (29.2 g) are weighed into fire assay crucibles. Smaller aliquots of a quarter or half assay ton may be required with difficult ore matrices. The sample aliquot is custom blended with fire assay fluxes, PbO litharge and a silver inquart. Firing the charge at 1,050°C liberates Au + Ag ± PGE that report to the molten lead-metal phase. After cooling, the lead button is recovered, placed in a cupel, and fired at 950°C to render an Ag ± Au ± PGEs doré bead. The bead is weighed and parted (i.e., leached in 1 mL of hot HNO3) to dissolve silver leaving a gold sponge. Adding 10 mL of HCl dissolves the Au ± PGE sponge. Solutions are analyzed for gold on a Jarrel-Ash Atomcomp model 975 ICP emission spectrometer. Gold in excess of 30 g/t forms a large sponge that can be weighed (gravimetric finish). An Analytical Batch is comprised of 34 samples.

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TABLE 13-2 ACME ELEMENTAL DETECTION LIMITS

HudBay Minerals Inc. – Lalor Lake Deposit

Element	Detection Limit
Ag	2	g/t
Al	0.01%
As	0.01%
Au	0.01	g/t
Bi	0.01%
Ca	0.01%
Cd	0.001%
Co	0.001%
Cr	0.001%
Cu	0.001%
Fe	0.01%
Hg	0.001%
K	0.01%
Mg	0.01%
Mn	0.01%
Mo	0.001%
Na	0.01%
Ni	0.001%
P	0.001%
Pb	0.01%
Sb	0.001%
Sr	0.001%
W	0.001%
Zn	0.01%

As part of the QA/QC protocol, Acme incorporates a sample-prep blank as the first sample carried through all stages of preparation to analysis and a pulp duplicate to monitor analytical precision. Two reagent blanks are inserted in each batch to measure background, and aliquots of Rocklabs Certified Reference Materials to monitor accuracy. Raw and final data undergo a final verification by a British Columbia Certified Assayer who signs the Analytical Report before it is released to the client. Acme is currently registered with ISO 9001:2000 accreditation.

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BLANKS

Field blanks consist of fist size chunks of granite collected from a nearby road cut and certified blanks. As mentioned above, blanks are submitted into the sample stream as per the geologist instruction at regular intervals of every 20 samples.

Scott Wilson RPA recommends that HBED investigate the use of split core from known barren areas for the field blank material.

STANDARDS

Several reference standards were used by HBED and are identified in Table 13-3. These standards are certified by Ore Research & Exploration PTY Ltd. (ORE) of Australia. The polymetallic sulphide reference standards were prepared from material from HBMS and vary from low grade through to very high grade copper and zinc samples. As mentioned above, standards are submitted into the sample stream as per the geologist instruction at regular intervals one of every 20 samples, independent of the estimated grade.

Scott Wilson RPA noted that the reference standards were packaged in foil bags marked with the Standard Number that could be attributed to a known range. After a review of the HBMS Sample Laboratory procedures, this does not appear to be material in Scott Wilson RPA’s opinion.

DUPLICATES

Duplicates are marked on the assay request form as per the geologist instruction at regular intervals one of every 20 samples. At the HBMS laboratory, pulp duplicates are prepared and sent to Acme in Vancouver.

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Scott Wilson RPA notes that all duplicate samples involve assaying only. Scott Wilson RPA recommends that a program of Database Administrator selected blind duplicates should be implemented.

TABLE 13-3 ORE REFERENCE STANDARDS – CERTIFIED BEST VALUES

HudBay Minerals Inc. – Lalor Lake Deposit

	Best Values
Series	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	Pb (%)	Fe (%)	As (%)
3 – A3	0.444	6.669	0.251	0.216	0.054	9.389	0.004
3 – B3	8.973	70.507	7.582	4.065	0.292	20.484	0.095
3 – C3	0.196	3.680	0.087	0.320	0.043	8.651	0.004
3 – D3	8.857	104.044	11.329	7.827	0.196	27.552	0.171
4 – A4	0.225	4.114	0.426	0.219	0.025	9.24	0.024
4 – B4	0.838	12.823	1.020	2.120	0.087	15.060	0.029
4 – C4	3.160	19.200	4.500	6.110	0.099	22.200	0.047
4 – D4	5.940	24.103	15.300	3.550	0.009	34.200	0.029
4 – E4	0.746	12.686	1.170	29.400	0.556	20.600	0.096
5 – A5	0.141	1.910	0.095	0.506	0.006	8.040	0.008
5 – B5	0.476	2.860	1.330	0.125	0.003	11.450	0.006
5 – C5	2.493	21.100	3.370	5.280	0.127	20.420	0.076
5 – D5	7.344	90.300	9.420	2.460	0.073	32.880	0.161
5 – E5	0.780	19.700	0.393	23.700	0.749	12.100	0.096

SECURITY

Security measures taken to ensure the validity and integrity of the samples collected include:

•	Chain of custody of drill core from the drill site to the core logging area.

•	Buildings are kept locked when not in use.

•	Core sampling is undertaken by technicians under the supervision of HBED geologists.

•	Chain of custody for core cutting through to delivery to HBMS laboratory in Flin Flon.

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•	Well documented and implemented receiving and processing procedures at the HBMS Flin Flon Laboratory.

•	The HBMS Flin Flon Laboratory samples results are stored on a secure mainframe based Laboratory Information Management System (LIMS).

•	The main HBED Lagger diamond drill hole database is stored on the secure HBED network, with write access restricted to the HBED Database Manager or Chief Geologist.

DISCUSSION

Scott Wilson RPA considers the assay QA/QC protocols for Lalor Lake to be well-documented and consistent with industry practice. Scott Wilson RPA does, however, make the following recommendations with regard to the processing of the high-grade precious metal intersections:

•	All suspected high-grade precious metal intersections should be stored in a secure location.

•	Blanks should be inserted after every suspected high-grade precious metal intersection.

•	The HBMS laboratory should run the samples in numerical order and not try to resort according to estimated grades.

•	A threshold should be set for all gold assays above which gravimetric finish should be applied.

•	All fire assay solutions should be run on the inductive coupled plasma (ICP) analysis for platinum and palladium.

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SCOTT WILSON RPA	www.scottwilson.com

14 DATA VERIFICATION

QUALITY ASSURANCE/QUALITY CONTROL

As part of the data verification process, Scott Wilson RPA examined results of Quality Assurance/Quality Control (QA/QC) carried out by HBED/HBMS and the analytical laboratories.

A total of 9,933 samples from 40 holes and five wedges were sawn and submitted for assay. In addition to these samples, 552 blanks and 537 reference standards were submitted, representing approximately 10% of the samples from drilling. These blanks and standards were inserted into the sample stream and submitted to the HBMS in-house assay laboratory at Flin Flon. Assays of pulp reject materials, or duplicate samples, were run by the laboratory on 560 of the submitted samples. Duplicate samples completed by HBMS laboratory were also shipped to Acme for HBMS comparison and verification purposes. Scott Wilson RPA notes that HBED does not have standard documented QC rejection limits.

BLANKS

A total of 552 blank non-mineralized granite samples were submitted to test for cross-contamination from sample to sample during crushing and pulp separation. Of the 552 samples assayed, 522 reported nil values for copper and 446 nil values for zinc. The 30 remaining copper values were between 0.02% and 0.17%, with an average of 0.04%. The 106 remaining zinc values range from 0.02% to 0.30%, with an average of 0.04%. The copper and zinc values of 0.17% and 0.30%, respectively, are likely a result of cross-contamination, though its overall effects appear to be negligible.

STANDARDS

The reference standard analyses from the HBMS Flin Flon assay laboratory for all standards show good precision of the laboratory between the copper and zinc best values. However, many of the Series 4 zinc results are lower than the reference standard best values, due to the use by the HBMS laboratory of aqua regia digestion rather than total

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digestion that was used during certification of the Series 4 values. Certification for the Series 5 values was done solely by aqua regia. Nonetheless, the lower values returned for the Series 4 standards suggest a slight conservatism of the zinc values used for the Mineral Resource estimate.

Of the 537 reference standards submitted, five were from Series 3, 283 from Series 4 and 247 Series 5. Two of the reference standards were not from Series 3, 4 or 5.

DUPLICATES

Figures 14-1 through 14-4 display the comparison of the original HBMS gold, silver, copper and zinc assays to the pulp reject duplicate assays on 560 samples. The comparison has good reproducibility with R2 values of 0.9387 to 0.9988 or essentially perfect correlation. Figures 14-5 through 14-8 display the comparison of the original HBMS copper and zinc assays and the pulp reject assays sent to Acme for analysis as part of HBMS external QA/QC. The comparison shows good accuracy, with R2 values in the range of 0.9128 to 0.9976.

FIGURE 14-1 HBMS PULP DUPLICATES FOR GOLD

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FIGURE 14-2 HBMS PULP DUPLICATES FOR SILVER

FIGURE 14-3 HBMS PULP DUPLICATES FOR COPPER

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FIGURE 14-4 HBMS PULP DUPLICATES FOR ZINC

FIGURE 14-5 COMPARISON OF HBMS ASSAY AND ACME CHECK ASSAY FOR GOLD

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SCOTT WILSON RPA	www.scottwilson.com

FIGURE 14-6 COMPARISON OF HBMS ASSAY AND ACME CHECK ASSAY FOR SILVER

FIGURE 14-7 COMPARISON OF HBMS ASSAY AND ACME CHECK ASSAY FOR COPPER

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SCOTT WILSON RPA	www.scottwilson.com

FIGURE 14-8 COMPARISON OF HBMS ASSAY AND ACME CHECK ASSAY FOR ZINC

SITE VISIT

Ian Blakley, P. Geo., Scott Wilson RPA Senior Consulting Geologist, visited the Lalor Lake deposit with Robert Carter, P. Eng., HBMS Senior Mines Analyst, and Craig Taylor, P. Geo., HBED Senior Exploration Geologist, on May 28, 2008. In Scott Wilson RPA’s opinion, the Field Exploration Office and deposit site are well run, with documented exploration procedures that meet or exceed industry standards.

During the site visit, Scott Wilson RPA inspected prior and current diamond drilling locations. A visit to the core shack and storage area at the Snow Lake concentrator was conducted that involved core examination, mineralization verification, a discussion of sampling methodology and preparation procedures, and a review of specific gravity (SG) bulk density determination methodology.

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Mineralization was reviewed in drill holes DUB190, DUB200, and DUB174W03. The high-grade gold zone intersected in DUB195 was also inspected. The review matched the drill logs and no notable discrepancies were revealed.

As part of the site visit, Scott Wilson RPA also toured the HBMS Flin Flon analytical laboratory with the HBMS Chief Chemist. During this visit checks of borehole log sample data were confirmed with the master LIMS database.

Scott Wilson RPA also reviewed and discussed protocols with the HBED Drill Hole Database Administrator at the HBED exploration office in Flin Flon. A number of confirmation checks were made with the master HBED Lagger drill hole database.

DRILLING DATABASE MANAGEMENT

Drill hole data (header, geological intervals, sample intervals, and QA/QC) are logged into the local Lagger database for the project and SG measurements are entered into an Excel spreadsheet. Drill hole validation is performed within Lagger to check for validity of hole length, geology intervals, and sample intervals such that there are no overlapping intervals, duplicate sample numbers, etc. Drill hole data are reviewed by the project geologist and the Lagger and SG files are emailed to the HBED Lagger database manager.

On receipt of the Lagger log, the database manager also checks for potential input errors of sample number sequences or inconsistencies with the data. Sample numbers in the logs are used to track the status of the sample book(s). The main HBED Lagger database project files are kept on the HBMS network.

The Lagger log is imported programmatically into the main HBED Lagger database project. The SG files are saved to the drill hole folder.

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On receipt of the Analytical Request, the Analytical Request sheet is reviewed by the database manager to ensure it is uniquely identified and properly completed. The QC sheet is also examined by the Lagger database manager to ensure the QC sheet and the Lagger log are in agreement (project numbers, number of samples, spelling of sample numbers, misspelled duplicates, mistaken duplicates). Any discrepancies are brought to the attention of the project geologist, the core technician, or the HBMS assay laboratory.

On receipt of the printed daily report from the assay laboratory, the analytical results for assay intervals are requested in Lagger. When the analytical results become available, they are compared to the logged visual estimates (Cu and Zn) and mineralogy (Fe) by the database manager. Discrepancies are brought to the attention of the project geologist and re-assaying may be requested if the significance of the interval warrants it.

Before reports are issued, drill hole locations and other header data are double checked against the records (grid maps, UTM maps, and daily drill reports).

The HBMS duplicate analyses and the Acme duplicate analyses are stored in Excel spreadsheets; only the original analysis of a duplicate sample is stored in Lagger. Only the chief exploration geologist and the database manager have write access to these files.

Assay certificates have two sources (HBMS assay laboratory and external Acme laboratory) and two forms (hard-copy and digital). The HBMS assay laboratory issues a hard-copy daily assay report as well as a digital equivalent. The hard copies are archived in binders at HBED and the digital copies are archived with write privileges given only to the chief exploration geologist and the database manager. The HBMS assay laboratory database keeps analyses for three years only due to storage limitations. For older analyses, assay certificates may only exist in hard copy.

Sample tag books are kept at HBED in perpetuity. Hard copies of drill logs are kept in binders at HBED and are available in PDF format.

Drill core is stored at the HBED Hangar site near Flin Flon and at the core logging facility near the Snow Lake concentrator. QC sample duplicates are kept in perpetuity in lidded plastic pails at the HBED Hangar.

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Scott Wilson RPA makes the following recommendations with regard to the drilling database management procedures:

•	The HBED Database Administrator should be compiling and issuing quarterly and annual QA/QC reports.

•	The HBED Database Administrator should receive a copy of the HBMS Mines Technical Services (MTS) Department quarterly QA/QC reports.

•	The HBED Database Administrator should receive quarterly QA/QC reports from both the HBMS and Acme analytical laboratories.

•	Duplicate assays should be reviewed by the Project Geologist.

HBMS DRILLING DATABASE REVIEW

An internal validation of the drill hole database against the original drill logs and assay certificate information was carried out by the HBMS MTS Department. The validation included 100% of the drill holes to confirm the drill hole collar location coordinates, azimuth, dip, and length. All drill holes were also checked for downhole survey data, lithology intervals and rock type, sample intervals and assay values. Minor errors were found in lithology intervals and were corrected. HBMS found that no significant discrepancies existed within the database and believes it to be accurate.

The extracted files of the collar, survey, lithology and assay from the Lagger database and SG data were then loaded into MineSight.

INDEPENDENT DRILL HOLE DATABASE VERIFICATION

HBMS provided Scott Wilson RPA with digital Excel files containing the diamond drill hole information as well as digital PDF files of borehole logs printed directly form the HBED Lagger system. Drill holes excluded from these files consisted of those that were still in the process of drilling and/or had not yet received assays results.

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Scott Wilson RPA imported the drill hole information into Gemcom GEMS (version 6.1) and carried out validation exercises. No significant errors were found in Scott Wilson RPA’s audit trail of the drill hole database verification and validation process.

Corrections made included:

•	DUB 179W02 – hole depth change from 1136 m to 1081.52 m

•	DUB174W01 & DUB174W02 – incorrect azimuth at 173 m depth

•	DUB195W03 – top of wedge changed to 476 m

•	DUB189 – assay data missing from 1217.11 to 1217.24

In Scott Wilson RPA’s opinion, the digital drill hole and assay database is acceptable for resource estimation. Tables 14-1 and 14-2 present summary statistics for the assay digital database as well as for those assays used in the resource modelling.

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Technical Report NI 43-101 – September 19, 2008

SCOTT WILSON RPA	www.scottwilson.com

TABLE 14-1 SUMMARY STATISITICS FOR ASSAY DIGITAL DATABASE

HudBay Minerals Inc. – Lalor Lake Deposit

Hole Series	Count	Total Length (m)	Minimum Length (m)	Maximum Length (m)	Average Length (m)	Minimum	Maximum	Average	Std. Dev.	Coeff. Variation
Zinc	9933	83,66.27	0.10	2.00	0.84	0	49.25	0.87	3.37	3.87
Copper						0	15.82	0.14	0.48	3.42
Gold						0	159.27	0.707	4.08	5.77
Silver						0	466.63	7.94	25.72	3.48

TABLE 14-2 SUMMARY STATISITICS FOR ASSAY DIGITAL DATABASE USED FOR RESOURCE MODELLING

HudBay Minerals Inc. – Lalor Lake Deposit

Hole Series	Count	Total Length (m)	Minimum Length (m)	Maximum Length (m)	Average Length (m)	Minimum	Maximum	Average	Std. Dev.	Coeff. Variation
Zinc	842	587.49	0.14	1.28	0.70	0	49.25	7.84	8.21	1.05
Copper						0	13.59	0.77	1.22	1.58
Gold						0	84.45	3.13	7.17	2.29
Silver						0	374.06	33.64	42.17	1.25

HudBay Minerals Inc. – Lalor Lake Deposit	Page 14-11
Technical Report NI 43-101 – September 19, 2008

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15 ADJACENT PROPERTIES

Scott Wilson RPA is not aware of any relevant work on properties immediately adjacent to the Lalor Lake deposit other than Chisel North Mine approximately three kilometres to the southeast, owned and operated by HBMS.

HudBay Minerals Inc. – Lalor Lake Deposit	Page 15-1
Technical Report NI 43-101 – September 19, 2008

SCOTT WILSON RPA	www.scottwilson.com

16 MINERAL PROCESSING AND METALLURGICAL TESTING

Sample collection of the representative mineralization and wall rock dilution for mineral processing and metallurgical testing purposes is underway. As of the June 23, 2008 cut-off date for drilling, a total of 107.28 m of mineralized core has been collected from eight wedge holes.

The Chisel North Mine, located within the same geological environment, delivers ore to the Snow Lake concentrator that achieves a 96.5% zinc recovery with an overall 51% average zinc concentrate.

In Scott Wilson RPA’s opinion, the metallurgical characteristics should be consistent with the nearby Chisel North Mine. Further testwork is, however, warranted.

HudBay Minerals Inc. – Lalor Lake Deposit	Page 16-1
Technical Report NI 43-101 – September 19, 2008

SCOTT WILSON RPA	www.scottwilson.com

17 MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

MINERAL RESOURCES SUMMARY

The Lalor Lake estimate was prepared by Robert Carter, P.Eng., HBMS, and independently verified by Scott Wilson RPA. The estimate was completed using MineSight 3.60 block modeling software in UTM NAD83 coordinates (MineSight). The block model was constrained by interpreted 3D wireframes of the mineralized zones. Gold, silver, copper, zinc, lead, and iron grades and specific gravity were estimated into blocks using Ordinary Kriging (OK) interpolation. Zone intersections were selected based on a minimum 4% Zinc Equivalency formula (ZNEQ) over a two metre core length. The ZNEQ was calculated from metal price and metal recovery assumptions, with economic contributions from gold, silver, copper and zinc. Each block was assigned a ZNEQ and an associated dollar value equivalent.

The Mineral Resource estimate, at the 4% ZNEQ cut-off, is summarized in Table 17-1 below:

TABLE 17-1 SUMMARY OF MINERAL RESOURCES AS OF JUNE 23, 2008

HudBay Minerals Inc. – Lalor Lake Deposit

Category	Tonnes (Millions)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
Indicated	3.4	1.9	20.5	0.71	8.82
Inferred	13.2	2.9	34.1	0.70	8.19

Notes:

1.	CIM definitions were followed for the estimation of Mineral Resources.

2.	Mineral Resources are estimated at ZNEQ cut-off of 4% (ZNEQ% equals Zn% + Cu% x 2.352 + Au g/t x 0.867 + Ag g/t x 0.014) and a minimum two metre true width.

3.	Long term $US metal prices of $700/oz gold, $12.00/oz silver, $2.00/lb copper and $0.85/lb zinc were used for the estimation of ZNEQ.

4.	Metal recovery assumptions of 65% gold, 60% silver, 90% copper and 90% zinc were used for the estimation of ZNEQ.

5.	Specific gravity measurements using industry standard techniques were completed on all assayed intervals.

HudBay Minerals Inc. – Lalor Lake Deposit	Page 17-1
Technical Report NI 43-101 – September 19, 2008

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In Scott Wilson RPA’s opinion, the Mineral Resource estimate is compliant with the regulations and guidelines set out in NI 43-101.

ZINC EQUIVALENCY

Due to the polymetallic nature of the Lalor Lake deposit, a ZNEQ formula was derived based on metal price and metal recovery assumptions supplied by HudBay (Table 17-2).

ZNEQ% = Zn% + ((Cu% x (Cu Value in US$ per %)/(Zn Value in US$ per %)) x

(Cu Recovery/Zn Recovery) + ((Au g/t x (Au Value in US$ per g/t)/(Zn Value in US$ per %))

x (Au Recovery/Zn Recovery)) + ((Ag g/t x (Ag Value in US$ per g/t)/(Zn Value in US$ per %))

x (Ag Recovery/Zn Recovery))

TABLE 17-2 METAL PRICE AND METAL RECOVERY ASSUMPTIONS

HudBay Minerals Inc. – Lalor Lake Deposit

Product	Metal Price (US$)	Metal Recovery (%)	US$ Equivalent
Gold	700.00/oz	65	14.63 per	g/t
Silver	12.00/oz	60	0.23 per	g/t
Copper	2.00/lb	90	39.68 per	%
Zinc	0.85/lb	90	16.87 per	%

The metal prices are based on HudBay long term equilibrium assumptions of the metal market. The metal recovery assumptions are in line with the Chisel North, Trout Lake and 777 Mines, and concentrators at Snow Lake and Flin Flon, Manitoba, operated by HBMS. An exchange rate of 1.10 C$ per US$ is assumed.

In selecting drill hole intersections for the Mineral Resource estimation, a minimum of 4% ZNEQ over a two metre core length, or 8 m%, was required. This equates to US$67.48/t of metal value using the metal price and metal recovery assumptions in the ZNEQ formula.

HudBay Minerals Inc. – Lalor Lake Deposit	Page 17-2
Technical Report NI 43-101 – September 19, 2008

SCOTT WILSON RPA	www.scottwilson.com

The minimum US$67.48/t of metal value is justified from the current operating costs of Chisel North Mine, which are on the order of C$70/t for low angle post pillar cut and fill mining method.

The Lalor Lake deposit is a natural occurrence of copper and zinc mineralization and in most cases the contacts are defined as the boundary between potentially economic massive sulphide material and weakly mineralized low grade mineralization with no economic potential. This is similar to the adjacent Chisel North Mine where generally no hard cut-off is used in resource estimation. No sensitivities for cut-off grade determination were therefore completed on the Lalor Lake deposit and it was assumed that there is no mineral resource at grades lower than the applied minimum ZNEQ.

WIREFRAME MODELS

Copper and zinc mineralized intersections were geologically interpreted and assays were integer coded to reflect the particular lens of mineralization. In total, six stacked lenses or zones of zinc-rich polymetallic near solid to solid sulphide mineralization were identified, approximately 570 m to 1,170 m below surface, occurring at or near the top of hydrothermally altered felsic rocks.

Mineralization at Lalor Lake is generally near solid (semi-massive) to solid (massive) sulphides, but portions can be disseminated to stringer sulphides, with no distinct marker horizons other than being extensively altered and recrystallized by metamorphism to form a rather exotic mineral assemblage in the footwall rocks.

The mineralization associated with each zone was interpreted into three-dimensional wireframes based on the ZNEQ of 4% over a minimum two metre interval. The interpreted lenses were built by digitizing polylines around the mineralization on 25 m spaced vertical sections cut at an azimuth of 040°. Polylines were snapped directly to the influencing drill hole intersection. Polylines were linked with tag strings and triangulated to create three-dimensional wireframe solids (see plan view showing mineralized outlines in Figure 17-1 and three dimensional views in Figures 17-2 and 17-3). Polyline

HudBay Minerals Inc. – Lalor Lake Deposit	Page 17-3
Technical Report NI 43-101 – September 19, 2008

SCOTT WILSON RPA	www.scottwilson.com

interpretations were verified in a second direction 90° to the primary at 130° azimuth. In general, the mineralization was projected either less than half the drill hole spacing or halfway to a low grade or unmineralized hole along the perimeter of the lens. Wireframe volumes and drilling information, shown in Table 17-3, have been validated in MineSight, with no errors.

TABLE 17-3 SUMMARY OF INTERPRETED WIREFRAMES

HudBay Minerals Inc. – Lalor Lake Deposit

Zone	Volume (m3)	Average Thickness of Mineralization (m)	Number of Drill Holes	Assayed Length of Drill Core (m)	Volume (m3) / Number of Drill Holes
10	1,969,000	8.90	20	210.01	98,450
11	79,000	2.18	4	12.40	19,750
20	1,307,000	5.90	19	163.75	68,789
30	667,000	8.56	9	90.56	74,111
31	177,000	7.28	3	33.49	59,000
40	448,000	7.51	7	77.28	64,000
Total	4,647,000			587.49

The top two lenses (coded as Zone 11 and 10) with higher grade zinc and iron content have similar trend and dip at 310°/-30°. Zone 11 appears to be a thin high-grade zinc splay off Zone 10, which is consistent with what has been geologically modelled and mined at Chisel North Mine. Zone 11 is located 5 m to 30 m in the hanging wall of Zone 10.

The footwall lenses coded as Zones 20, 30, 31 and 40 have moderate zinc grades hosted in near solid sulphides containing higher grade gold and locally appreciable amounts of copper. These lenses have a similar trend and dip at 260°/-10°.

Overall, Zones 10 and 20 have the largest extent and volume of mineralization. Zone 10 covers approximately 600 m in the east and 600 m in the north direction and Zone 20, 400 m in the east and 800 m in the north direction.

HudBay Minerals Inc. – Lalor Lake Deposit	Page 17-4
Technical Report NI 43-101 – September 19, 2008

SCOTT WILSON RPA	www.scottwilson.com

426500 E
427000 E
427500 E
6081500 N
6081000 N
6080500 N
N
Mineralized Zone Outlines
10
11
20
30
31
40
0
100
200
300
400
500
Metres

Figure 17-1

HudBay Minerals Inc.

Lalor Lake Project

Manitoba, Canada

Plan View of Mineralized Zone Outlines

September 2008

Source: HudBay Minerals Inc., 2008.

17-5

SCOTT WILSON RPA	www.scottwilson.com

Surface
Surface
6080500 N
426500 E
6081000 N
427000 E
6081500 N
0
-500
-1000
Wireframe Zones
10
11
20
30
31
40

Figure 17-2

HudBay Minerals Inc.

Lalor Lake Project

Manitoba, Canada

3D View of Mineralized Zones
Looking 310° Azimuth

September 2008

Source: HudBay Minerals Inc., 2008.

17-6

SCOTT WILSON RPA	www.scottwilson.com

Surface
426500 E
6081000 N
427000 E
Surface
6080500 N
Wireframe Zones
10
11
20
30
31
40
0
0
-500
-500
-1000
-1000
426500 E
6081000 N
427000 E
6080500 N

Figure 17-3

HudBay Minerals Inc.

Lalor Lake Project

Manitoba, Canada

3D View of Mineralized Zones
Looking 40° Azimuth

September 2008

Source: HudBay Minerals Inc., 2008.

17-7

SCOTT WILSON RPA	www.scottwilson.com

BULK DENSITY

Specific gravity (SG) was measured by HBED geologists and technicians on all the sampled assay intervals included in the resource estimation for a total of 842 measurements. A summary of all the measured SG values that were part of the resource estimation is displayed in Table 17-4.

TABLE 17-4 SUMMARY OF MEASURED SG VALUES

HudBay Minerals Inc. – Lalor Lake Deposit

Zone	No. of Records	Minimum	Maximum	Mean
10	279	2.82	4.75	3.77
11	20	3.06	4.15	3.70
20	250	2.66	4.61	3.39
30	127	2.81	4.25	3.43
31	48	2.82	3.98	3.37
40	118	2.77	4.04	3.45

All	842	2.66	4.75	3.53

The measured SG values were compared to calculated stoichiometric values for each sample for confirmation. A simple XY plot of the comparison is shown in Figure 17-4 with a derived R2 value of 0.90, indicating a high degree of correlation between the values. The stoichiometric method uses the assayed percentages of copper, zinc, lead, iron and arsenic to calculate the percentage of chalcopyrite, sphalerite, galena, pyrrhotite and arsenopyrite, respectively, in each sample. Stoichiometric (calculated) density and proportions of each metal by mineral type are shown in Table 17-5. The percentage of elemental copper, zinc, lead and arsenic in each mineral is added, where the total for each sample must add to 100%, so the remainder (1 – total metals measured) was assumed to be gangue material with a 2.70 SG.

HudBay Minerals Inc. – Lalor Lake Deposit	Page 17-8
Technical Report NI 43-101 – September 19, 2008

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y = 1.214x - 0.6141
R2 = 0.8927
5.00
4.50
4.00
3.50
3.00
2.50
Measured SG
2.50
3.00
3.50
4.00
4.50
5.00
Stoichiometric Sp, Cp, Po, Ga, As and Gangue

Figure 17-4

HudBay Minerals Inc.

Lalor Lake Project

Manitoba, Canada

Comparison of Stoichiometric Calculated & Measured SG Values

September 2008

17-9

SCOTT WILSON RPA	www.scottwilson.com

TABLE 17-5 PROPORTION OF METAL IN MINERALS

HudBay Minerals Inc. – Lalor Lake Deposit

Mineral	Density	Chemical Formula	Proportion of Metal in Minerals
			Copper	Zinc	Lead	Iron	Arsenic
Chalcopyrite	4.2	CuFeS2	0.346	—	—	0.304	—
Sphalerite	4.0	ZnS	—	0.671	—	—	—
Galena	7.5	PbS	—	—	0.866	—	—
Pyrrhotite	4.6	Fe1-x S	—	—	—	0.635	—
Arsenopyrite	6.0	FeAsS	—	—	—	0.343	0.460

Two samples from drill hole DUB183 were measured and recorded with a SG of 2.27 and 2.94. In reviewing the zinc and iron content of these two samples at 4.95% Zn and 15.38% Zn and 18.8% Fe and 15.38% Fe, it was concluded that the measured values were too low and human error was made in the measurement. Unfortunately, the core from this drill hole was cross-piled and strapped and was not readily available to be remeasured. For the two samples with low measured SG due to human error, the formula for the best fit line from Figure 17-4 was applied for the SG, which increased the values to 3.48 and 3.78, respectively.

In Scott Wilson RPA’s opinion, the SG values are a reasonable representation of, or equivalent to, bulk density since the rocks have negligible porosity.

RESOURCE ASSAY STATISTICS

A total of 842 mineralized assay intervals from 28 parent drill holes and five wedge holes were selected as defining the zones of mineralization on the property. The remainder of the holes lie on the fringe of the deposit and are either not mineralized or contain weak mineralization not meeting the ZNEQ cut-off criteria.

Samples were grouped according to their interpreted lens of mineralization into zones. Sample statistics of the assayed information are shown in Table 17-6. Data analysis was conducted by creating probability and histogram plots of the selected data as shown in Appendix 1.

HudBay Minerals Inc. – Lalor Lake Deposit	Page 17-10
Technical Report NI 43-101 – September 19, 2008

SCOTT WILSON RPA	www.scottwilson.com

TABLE 17-6 RANGE OF ASSAY VALUES BY MINERALIZED ZONE

HudBay Minerals Inc. – Lalor Lake Deposit

Au (g/t)

Lalor Lake Zone	No. of Records	Minimum	Maximum	Mean	Standard Deviation	Coefficient of Variation
10	279	0.00	29.14	1.70	3.69	2.17
11	20	0.07	6.17	1.02	1.78	1.74
20	250	0.00	84.45	5.64	10.33	1.83
30	127	0.07	26.40	1.80	3.25	1.80
31	48	0.14	77.59	3.21	11.63	3.62
40	118	0.07	34.59	2.93	4.52	1.54

All	842	0.00	84.45	3.13	7.17	2.29

Ag (g/t)

Lalor Lake Zone	No. of Records	Minimum	Maximum	Mean	Standard Deviation	Coefficient of Variation
10	279	1.03	374.06	25.86	42.58	1.65
11	20	5.49	176.91	38.61	41.20	1.07
20	250	0.00	260.91	39.30	43.93	1.12
30	127	1.03	241.03	29.90	38.89	1.30
31	48	0.00	223.89	25.94	36.86	1.42
40	118	0.00	171.09	46.38	37.86	0.82

All	842	0.00	374.06	33.64	42.18	1.25

Cu (%)

Lalor Lake Zone	No. of Records	Minimum	Maximum	Mean	Standard Deviation	Coefficient of Variation
10	279	0.00	6.37	0.69	1.04	1.52
11	20	0.04	1.22	0.32	0.28	0.92
20	250	0.00	13.59	1.26	1.71	1.36
30	127	0.06	3.74	0.37	0.49	1.34
31	48	0.05	0.84	0.26	0.17	0.65
40	118	0.00	6.57	0.65	0.81	1.25

All	842	0.00	13.59	0.77	1.22	1.58

HudBay Minerals Inc. – Lalor Lake Deposit	Page 17-11
Technical Report NI 43-101 – September 19, 2008

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Continuation of Table 17-6

Zn (%)

Lalor Lake Zone	No. of Records	Minimum	Maximum	Mean	Standard Deviation	Coefficient of Variation
10	279	0.03	49.25	9.63	10.27	1.07
11	20	0.08	43.70	18.77	11.66	0.62
20	250	0.00	28.49	6.21	6.69	1.08
30	127	0.02	17.06	5.25	4.17	0.79
31	48	0.02	19.30	6.52	5.32	0.82
40	118	0.09	37.23	8.49	6.49	0.76

All	842	0.00	49.25	7.84	8.21	1.05

Pb (%)

Lalor Lake Zone	No. of Records	Minimum	Maximum	Mean	Standard Deviation	Coefficient of Variation
10	279	0.00	13.42	0.33	1.26	3.82
11	20	0.00	1.35	0.24	0.40	1.65
20	250	0.00	8.20	0.27	0.73	2.72
30	127	0.00	7.54	0.56	1.13	2.00
31	48	0.00	7.43	0.63	1.20	1.91
40	118	0.00	6.01	1.13	1.13	1.00

All	842	0.00	13.42	0.47	1.11	2.33

Fe (%)

Lalor Lake Zone	No. of Records	Minimum	Maximum	Mean	Standard Deviation	Coefficient of Variation
10	279	2.57	44.81	22.19	10.39	0.47
11	20	8.10	32.18	19.71	6.05	0.31
20	250	1.64	40.45	15.07	10.43	0.69
30	127	2.96	37.55	16.63	7.53	0.45
31	48	3.43	27.35	13.60	6.19	0.45
40	118	1.72	27.80	13.75	6.23	0.45

All	842	1.64	44.81	17.50	9.86	0.56

HudBay Minerals Inc. – Lalor Lake Deposit	Page 17-12
Technical Report NI 43-101 – September 19, 2008

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Continuation of Table 17-6

SG

Lalor Lake Zone	No. of Records	Minimum	Maximum	Mean	Standard Deviation	Coefficient of Variation
10	279	2.82	4.75	3.77	0.53	0.14
11	20	3.06	4.15	3.70	0.35	0.12
20	250	2.66	4.61	3.39	0.51	0.15
30	127	2.81	4.25	3.43	0.33	0.10
31	48	2.82	3.98	3.37	0.32	0.09
40	118	2.77	4.04	3.45	0.30	0.09

All	842	2.66	4.75	3.53	0.49	0.14

CAPPING OF HIGH GRADES

In order to avoid any disproportionate influence of random, anomalously high grade assays on the resource average grade, Scott Wilson RPA prepared Histograms, Cumulative Frequency Log Probability charts, Cutting Curves, and Decile Analysis charts to examine the assay grade distribution within the mineralized lenses and assess the need for grade capping. Skewness and high-grade outliers to the distribution can lead to overestimation of average grades unless some means of moderating the effect of the highest grade samples is applied. A common method for accomplishing this is by cutting (or capping) high assays at some predetermined level prior to grade estimation.

Lalor Lake Zone 20 was split out for Au and Cu assay capping due to the presence of anomalous grade values. The capped assay values and the number of affected assays are shown in Table 17-7.

High-grade assays were capped prior to compositing.

HudBay Minerals Inc. – Lalor Lake Deposit	Page 17-13
Technical Report NI 43-101 – September 19, 2008

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TABLE 17-7 HIGH GRADE CAPPING SUMMARY

HudBay Minerals Inc. – Lalor Lake Deposit

Au (g/t)

Zone	Capped Value	Number of Samples	% of Samples Capped
10, 30,31,40	15	12	2.6%
20	25	16	6.4%
All		28	3.3%

Ag (g/t)

Zone	Capped Value	Number of Samples	% of Samples Capped
All	200	9	1.1%

Cu (%)

Zone	Capped Value	Number of Samples	% of Samples Capped
10,30,31, 40	3	19	2.3%
20	7	4	1.6%
All		23	2.7%

Zn (%)

Zone	Capped Value	Number of Samples	% of Samples Capped
All	35	10	1.2%

COMPOSITE CONTROL INTERVALS

After the capping criteria were applied, assay samples were weighted by SG and composited into two metre downhole lengths while honouring the interpreted mineralized zone boundaries. Compositing of downhole assay results in a fractional length for the last sample in a given zone. Where this length is less than one metre, it was average weighted with the adjacent up-the-hole composite. Table 17-8 shows the composite summary information by zone and metal type used in estimating the resource. Data analysis was conducted by creating probability and histogram plots of the selected data as shown Appendix 2.

HudBay Minerals Inc. – Lalor Lake Deposit	Page 17-14
Technical Report NI 43-101 – September 19, 2008

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TABLE 17-8 COMPOSITE STATISTICS BY MINERALIZED ZONE

HudBay Minerals Inc. – Lalor Lake Deposit

Au (g/t)

Zone	No. of Records	Minimum	Maximum	Mean	Standard Deviation	Coefficient of Variation
10	104	0.09	13.02	1.71	2.76	1.61
11	6	0.07	3.43	0.69	1.23	1.79
20	84	0.14	17.02	4.43	4.44	1.00
30	46	0.15	11.70	1.71	2.28	1.34
31	16	0.36	10.01	1.50	2.24	1.50
40	38	0.13	9.09	2.74	2.17	0.79

All	294	0.07	17.02	2.59	3.40	1.31

Ag (g/t)

Zone	No. of Records	Minimum	Maximum	Mean	Standard Deviation	Coefficient of Variation
10	104	1.71	115.76	23.66	24.16	1.02
11	6	14.01	97.58	32.22	29.75	0.92
20	84	3.77	119.30	37.33	28.63	0.77
30	46	4.90	127.59	30.38	27.05	0.89
31	16	5.03	98.29	25.14	22.86	0.91
40	38	0.00	146.75	46.73	31.75	0.68

All	294	0.00	146.75	31.85	28.21	0.89

Cu (%)

Zone	No. of Records	Minimum	Maximum	Mean	Standard Deviation	Coefficient of Variation
10	104	0.04	2.43	0.62	0.61	0.97
11	6	0.03	0.55	0.33	0.20	0.58
20	84	0.09	6.49	1.17	1.17	1.00
30	46	0.10	2.09	0.38	0.42	1.12
31	16	0.09	0.56	0.26	0.14	0.50
40	38	0.01	1.98	0.63	0.45	0.70

All	294	0.01	6.49	0.72	0.82	1.14

HudBay Minerals Inc. – Lalor Lake Deposit	Page 17-15
Technical Report NI 43-101 – September 19, 2008

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Continuation of Table 17-8

Zn (%)

Zone	No. of Records	Minimum	Maximum	Mean	Standard Deviation	Coefficient of Variation
10	104	0.04	35.00	9.27	7.97	0.86
11	6	10.98	27.20	19.71	5.72	0.29
20	84	0.01	22.76	6.07	5.30	0.87
30	46	0.29	15.06	5.48	3.60	0.66
31	16	0.45	15.01	6.87	4.09	0.60
40	38	0.10	22.84	8.72	4.67	0.54

All	294	0.01	35.00	7.78	6.52	0.84

Pb (%)

Zone	No. of Records	Minimum	Maximum	Mean	Standard Deviation	Coefficient of Variation
10	104	0.00	5.08	0.28	0.66	2.38
11	6	0.00	0.84	0.17	0.30	1.77
20	84	0.00	1.60	0.26	0.37	1.46
30	46	0.01	3.99	0.60	0.78	1.31
31	16	0.02	3.24	0.59	0.75	1.30
40	38	0.00	3.39	1.19	0.94	0.79

All	294	0.00	5.08	0.45	0.73	1.61

Fe (%)

Zone	No. of Records	Minimum	Maximum	Mean	Standard Deviation	Coefficient of Variation
10	104	5.60	43.99	22.11	8.72	0.39
11	6	12.29	25.42	20.32	4.22	0.21
20	84	2.73	32.80	14.86	8.75	0.59
30	46	5.78	29.16	16.97	5.46	0.32
31	16	6.39	23.08	13.86	5.36	0.39
40	38	3.92	22.91	14.25	5.01	0.35

All	294	2.73	43.99	17.73	8.39	0.47

HudBay Minerals Inc. – Lalor Lake Deposit	Page 17-16
Technical Report NI 43-101 – September 19, 2008

SCOTT WILSON RPA	www.scottwilson.com

Continuation of Table 17-8

SG

Zone	No. of Records	Minimum	Maximum	Mean	Standard Deviation	Coefficient of Variation
10	104	2.93	4.68	3.75	0.46	0.12
11	6	3.36	4.11	3.73	0.24	0.06
20	84	2.81	4.39	3.34	0.42	0.13
30	46	2.89	4.15	3.43	0.26	0.07
31	16	2.98	3.79	3.38	0.26	0.08
40	38	2.90	3.94	3.46	0.24	0.07

All	294	2.81	4.68	3.52	0.42	0.12

MINERALIZATION CONTINUITY AND VARIOGRAPHY

Correlograms, using MineSight software, were completed on the gold, silver, copper, zinc, lead, iron and SG. Combined composite data from Zones 10 and 11 were used in the correlograms, as well as combined composite data from Zones 20, 30, 31 and 40. The reason for combining composites from zones for the variography process was to increase the number of composites from like data and as a result get a better feel for the spatial continuity. Zones 10 and 11 have a similar mineralized trend with higher zinc and iron percentages than in the other zones, whereas Zones 20 through 40 have similar mineralized trends with moderate zinc and disseminated to near solid sulphide material.

Correlograms were generated to determine the spatial continuity of the composited mineralization and bulk density using omnidirectional search parameters. A summary of the results is shown in Table 17-9, with plots presented in Appendix 3.

HudBay Minerals Inc. – Lalor Lake Deposit	Page 17-17
Technical Report NI 43-101 – September 19, 2008

SCOTT WILSON RPA	www.scottwilson.com

TABLE 17-9 LALOR LAKE VARIOGRAPHY PARAMETERS

HudBay Minerals Inc. – Lalor Lake Deposit

Zones	Component	Nugget	Sill1	Sill2	Range1 (m)	Range2 (m)
10 and 11	Gold	0.07	0.74	0.28	23	156
	Silver	0.22	0.31	0.91	21	192
	Copper	0.29	0.54	0.5	25	151
	Zinc	0.09	0.73	0.29	23	151
	Lead	0.30	0.39	0.63	33	172
	Iron	0.28	0.46	0.56	26	155
	Specific Gravity	0.17	0.67	0.31	26	115

20, 30, 31, and 40	Gold	0.22	0.24	0.59	36	191
	Silver	0.27	0.39	0.61	29	158
	Copper	0.23	0.16	0.95	57	204
	Zinc	0.32	0.35	0.74	38	161
	Lead	0.24	0.19	0.61	77	155
	Iron	0.18	0.48	0.67	49	142
	Specific Gravity	0.24	0.44	0.67	45	151

BLOCK MODELLING

One three-dimensional block model was constructed that contained all zones of mineralization using MineSight on UTM NAD83 coordinates with an origin at 429,000 m east, 6,083,00 m north and 350 RL elevation. Block dimensions of 10 m by 10 m by 10 m were selected based on the average width of the resource wireframes, as well as from current underground mining practices at Chisel North Mine. Block model geometry and parameters are provided in Table 17-10. The model encloses a volume of 28 billion m3 and extends to -1400 elevation (1,750 m elevation).

HudBay Minerals Inc. – Lalor Lake Deposit	Page 17-18
Technical Report NI 43-101 – September 19, 2008

SCOTT WILSON RPA	www.scottwilson.com

TABLE 17-10 BLOCK MODEL GEOMETRIES

HudBay Minerals Inc. – Lalor Lake Deposit

Coordinate	Number of Blocks	Block Size (m)	Model Limits (UTM NAD83)
			Minimum	Maximum
X – East	400	10	425,000	429,000
Y – North	400	10	6,079,000	6,083,000
Z – Elevation	175	10	-1400	350

GRADE INTERPOLATION AND SEARCH STRATEGY

The interpolation plan of the Lalor Lake resource estimation model was completed on the capped composites using the following estimation methods: nearest neighbour (NN), inverse distance squared weighted (IDW) and ordinary kriging (OK).

The estimations using NN and two iterations using IDW and OK were completed on each zone. An ellipsoid with rotation angles as defined in Table 17-11 was used which conformed to the interpreted mineralization trends of Zones 10 and 11 and Zones 20, 30, 31, and 40.

TABLE 17-11 ELLIPSE ROTATION

HudBay Minerals Inc. – Lalor Lake Deposit

Zones	Ellipse Rotation (MED LRL Rule)
	Rotation	Dip North	Dip East
10 and 11	40	-30	0
20, 30, 31 and 40	-10	-10	-15

The first iteration was designed to estimate a block using the search distance parameters and minimum number of composites when the criteria in Table 17-12 were met. The second pass reduced the search distance and increased the minimum number of composites, with the exception of Zone 11, in an attempt to more closely model the local composite grades. In both passes, a minimum of two drill holes were required to estimate a block. The minimum and maximum number of composites was directed by the average thickness of the mineralization in each zone.

HudBay Minerals Inc. – Lalor Lake Deposit	Page 17-19
Technical Report NI 43-101 – September 19, 2008

SCOTT WILSON RPA	www.scottwilson.com

TABLE 17-12 SEARCH PARAMETERS

HudBay Minerals Inc. – Lalor Lake Deposit

Pass	Zone	Major	Minor	Vertical	Minimum	Maximum	Per Drill Hole
First	10, 30, 31, 40				5	15	4
	11	300	200	100	2	6	1
	20				4	12	3
Second	10, 30, 31, 40				8	15	4
	11	150	100	50	2	6	1
	20				6	12	3

The orientations for the ellipsoid were derived from the variography process, which closely resembles the average strike and dip of the zones. The major search distance was parallel to the plane of the mineralization, the minor search distance was perpendicular to the plane, and the vertical distance corresponds to the thickness of the mineralization.

BLOCK MODEL VALIDATION

The Lalor Lake resource estimation was validated by the following methods:

•	Inspection of the OK block model grades in plan and section views and comparing them to the drill hole grades.

•	Comparison of the global mean grades based on NN, IDW and OK estimation methods.

•	Swath plot comparisons of the estimation methods.

•	Independent resource estimation by Scott Wilson RPA using Gemcom (GEMS 6.1 Software).

VISUAL COMPARISON

The block models were checked in plan and section views to compare block grades with the drill hole grades, and ensure that the interpolation honoured the composites. The visual comparisons of block grades with composite grades of the gold, silver, copper and zinc show a reasonable correlation between the values. No significant discrepancies were apparent between the plan and section views (examples shown in Figures 17-5 and 17-6).

HudBay Minerals Inc. – Lalor Lake Deposit	Page 17-20
Technical Report NI 43-101 – September 19, 2008

SCOTT WILSON RPA	www.scottwilson.com

Zinc Block Grades
< 6.00
6.00 to 7.99
8.00 to 10.99
11.00 to 14.99
> = 15.00

Zinc Composite Grades
< 6.00
6.00 to 7.99
8.00 to 10.99
11.00 to 14.99
> = 15.00

Figure 17-5

HudBay Minerals Inc.

Lalor Lake Project
Manitoba, Canada

Zone 10
Plan View - Zinc

September 2008

Source: HudBay Minerals Inc., 2008.

17-21

SCOTT WILSON RPA	www.scottwilson.com

Zinc Block Grades
< 6.00
6.00 to 7.99
8.00 to 10.99
11.00 to 14.99
> = 15.00

Zinc Composite Grades
< 6.00
6.00 to 7.99
8.00 to 10.99
11.00 to 14.99
> = 15.00

Figure 17-6

HudBay Minerals Inc.

Lalor Lake Project

Manitoba, Canada

Zone 10

Section 9000 N - Zinc

September 2008

Source: HudBay Minerals Inc., 2008.

17-22

SCOTT WILSON RPA	www.scottwilson.com

HUDBAY GLOBAL COMPARISON

The global block model estimation for the OK method was compared to the global estimation of the NN and IDW model values, as illustrated in Table 17-13.

TABLE 17-13 GLOBAL COMPARISON BY ESTIMATION METHOD

HudBay Minerals Inc. – Lalor Lake Deposit

Method	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	SG
NN	16,375,000	2.87	32.48	0.70	8.89	3.58
IDW	16,720,000	2.63	31.39	0.70	8.47	3.63
OK	16,630,000	2.67	31.32	0.70	8.32	3.61

The OK and IDW methods provide similar results with less than a 2% grade difference. The OK and NN methods in general have comparable results, with slightly lower tonnes and higher gold and zinc values for the NN method. This is common for comparisons of this type owing to the smoothing that usually occurs in an IDW or OK type of estimate. A comparison of the individual zones gave similar results.

SWATH PLOTS

Swath plots were generated to assess the model for global bias by comparing OK values with NN and IDW values of the estimated blocks on elevation and north-south (northings) throughout the deposit (Figures 17-7 and 17-8). The IDW and OK models appear to show a smoothing of the grades compared to NN method. The swath plot results show a good comparison among the three methods, particularly within the main portions of the deposit as indicated by the tonnes graph. Grade estimations show the largest differences along the interpreted mineralized boundaries with limited tonnes and within areas of lower data density.

HudBay Minerals Inc. – Lalor Lake Deposit	Page 17-23
Technical Report NI 43-101 – September 19, 2008

SCOTT WILSON RPA	www.scottwilson.com

Lalor Lake Deposit - Showing Zinc Comparison of NN, IDW and OK and Tonnes by Elevation
ZNNN
ZNIDW
ZNOK
TONNES
Zinc %
Tonnes
Elevation
-865 -795 -725 -655 -585 -515 -445 -375 -305
Lalor Lake Deposit - Showing Silver Comparison of NN, IDW and OK and Tonnes by Elevation
AGNN
ZNIDW
AGOK
TONNES
Silver g/t
Tonnes
Elevation
Lalor Lake Deposit - Showing Gold Comparison of NN, IDW and OK and Tonnes by Elevation
AUNN
ZNIDW
AUOK
TONNES
Gold g/t
Tonnes
Elevation
Lalor Lake Deposit - Showing Copper Comparison of NN, IDW and OK and Tonnes by Elevation
CUNN
ZNIDW
CUOK
TONNES
Copper %
Tonnes
Elevation

Figure 17-7

HudBay Minerals Inc.

Lalor Lake Project

Manitoba, Canada

Elevation Swath Plots

September 2008

17-24

SCOTT WILSON RPA	www.scottwilson.com

Lalor Lake Deposit - Showing Zinc Comparison of NN, IDW and OK and Tonnes by Northing
ZNNN
ZNIDW
ZNOK
TONNES
Zinc %
Tonnes
Northing
0
2
4
6
8
10
12
0
50,000
100,000
150,000
200,000
250,000
300,000
350,000
400,000
450,000
500,000
6080535
6080605
6080675
6080745
6080815
6080885
6080955
6081025
6081095
6081165
6081235
6081305

Lalor Lake Deposit - Showing Silver Comparison of NN, IDW and OK and Tonnes by Northing
AGNN
ZNIDW
AGOK
TONNES
Silver g/t
Tonnes
Northing
0
10
20
30
40
50
60
70
0
50,000
100,000
150,000
200,000
250,000
300,000
350,000
400,000
450,000
500,000
6080535
6080605
6080675
6080745
6080815
6080885
6080955
6081025
6081095
6081165
6081235
6081305

Lalor Lake Deposit - Showing Gold Comparison of NN, IDW and OK and Tonnes by Northing
AUNN
ZNIDW
AUOK
TONNES
Gold g/t
Tonnes
Northing
0
2
4
6
8
10
12
0
50,000
100,000
150,000
200,000
250,000
300,000
350,000
400,000
450,000
500,000
6080535
6080605
6080675
6080745
6080815
6080885
6080955
6081025
6081095
6081165
6081235
6081305

Lalor Lake Deposit - Showing Copper Comparison of NN, IDW and OK and Tonnes by Northing
CUNN
ZNIDW
CUOK
TONNES
Copper %
Tonnes
Northing
0
0.2
0.4
0.6
0.8
1
1.2
1.4
1.6
1.8
2
0
50,000
100,000
150,000
200,000
250,000
300,000
350,000
400,000
450,000
500,000
6080535
6080605
6080675
6080745
6080815
6080885
6080955
6081025
6081095
6081165
6081235
6081305

Figure 17-8

HudBay Minerals Inc.

Lalor Lake Project

Manitoba, Canada

Northing Swath Plots

September 2008

17-25

SCOTT WILSON RPA	www.scottwilson.com

SCOTT WILSON RPA INDEPENDENT GLOBAL COMPARISON

Scott Wilson RPA completed an independent resource model and Mineral Resource estimate of the Lalor Lake deposit in Gemcom (Version 6.14) software as part of the validation exercise. The block model was constrained by Scott Wilson RPA interpreted 3D wireframes of the mineralized zones. High grades were capped before compositing. Zone intersections were selected based on a minimum 4% ZNEQ over a two metre core length. Gold, silver, copper, zinc, lead, and iron grades and SG were estimated into blocks using OK, IDW and NN interpolations as illustrated in Table 17-14. Geostatistical parameters were similar to those utilized by HudBay.

TABLE 17-14 GLOBAL COMPARISON BY ESTIMATION METHOD

HudBay Minerals Inc. – Lalor Lake Deposit

Method	Estimate	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)	SG
NN	HudBay	16,375,000	2.87	32.48	0.70	8.89	3.58
	SW RPA	15,944,000	2.62	29.26	0.64	8.82	3.54
	Variance	-2.7%	-9.5%	-11.0%	-9.4%	-0.8%	-1.1%
IDW	HudBay	16,720,000	2.63	31.39	0.70	8.47	3.63
	SW RPA	16,225,000	2.56	30.86	0.67	8.10	3.56
	Variance	-3.1%	-2.7%	-1.7%	-4.5%	-4.6%	-2.0%
OK	HudBay	16,630,000	2.67	31.32	0.70	8.32	3.61
	SW RPA	16,025,000	2.56	30.40	0.67	8.03	3.56
	Variance	-3.8%	-4.3%	-3.0%	-4.5%	-3.6%	-1.4%

Minor tonnage variations are attributed to differences in wireframe volumes resulting from a reinterpretation of the Zones based on diamond drill hole plotting routine differences between Minesight and Gemcom. The diamond drill hole intercepts were the same between the exercises, however, the Gemcom validation exercise used a maximum two metre composite lengths with additional downhole intervals.

The NN estimates show the most variance in grade from the Minesight interpolations. Overall, the variance in OK interpolation results is less than 5% in both tonnage and grades. In Scott Wilson RPA’s opinion, this is within acceptable limits for resource verification.

HudBay Minerals Inc. – Lalor Lake Deposit	Page 17-26
Technical Report NI 43-101 – September 19, 2008

SCOTT WILSON RPA	www.scottwilson.com

Scott Wilson RPA also confirmed that the Gemcom block model grades were consistent with local drill hole assay and composite grades.

MINERAL RESOURCE CLASSIFICATION

Mineral Resources have been classified according to the CIM Definition Standards on Mineral Resources and Mineral Reserves (CIM definitions), as incorporated in NI 43-101. Resource blocks are classified as Indicated or Inferred, depending upon the confidence level of the resource based on experience with similar base metal deposits and the spatial continuity of the mineralization. No Measured Resources have been defined to date.

Classification of the Indicated Resource is defined from the block model as follows:

•	Blocks estimated in the second pass.

•	Blocks estimated by composites from at least three drill holes.

•	Distance to closest composite is less than or equal to 50 m.

Although some areas of the zones fit the Indicated Resource criteria, a detailed review resulted in reclassification of proposed Indicated Resources for Zones 11, 30, 31 and 40 to Inferred due to limited amounts of drilling. Indicated Resource blocks must be contiguous and intersect with a minimum of two drill holes in order to eliminate the clustering of Indicated blocks surrounding one drill hole. The review also downgraded two areas of Indicated classification to Inferred for Zone 10 (DUB179 influence area) and Zone 20 (DUB 207, DUB195 and DUB195W03 influence area to the north of section 8+850 E).

The remainder of the blocks within the interpreted Zones were classified as Inferred Resources. There were no blocks assigned to the Measured category

The location of Indicated and Inferred Resources for Zones 10 and 20, as well as the Inferred Resources for Zones 11, 21, 30 and 40 of the Lalor Lake deposit are shown in Figures 17-9 to 17-14.

HudBay Minerals Inc. – Lalor Lake Deposit	Page 17-27
Technical Report NI 43-101 – September 19, 2008

SCOTT WILSON RPA	www.scottwilson.com

426000 E
426500 E
427000 E
N
6081000 N
6081000 N
Mineral Resource
Category
Indicated
Inferred
0 50 100 150 200 250
Metres
6080500 N
426000 E
426500 E

Figure 17-9

HudBay Minerals Inc.

Lalor Lake Project

Manitoba, Canada

September 2008

Source: HudBay Minerals Inc., 2008.

17-28

SCOTT WILSON RPA	www.scottwilson.com

426000 E
426500 E
427000 E
N
6081000 N
6081000 N
Mineral Resource Category
Indicated
Inferred
0 50 100 150 200 250
Metres
6080500 N
426000 E
426500 E

Figure 17-10

HudBay Minerals Inc.

Lalor Lake Project
Manitoba, Canada

Plan View of Inferred Resource for Zone 11

September 2008

Source: HudBay Minerals Inc., 2008.

17-29

SCOTT WILSON RPA	www.scottwilson.com

426000 E
426500 E
427000 E
6081000 N
6080500 N
N
Mineral Resource
Category
Indicated
Inferred
0
50
100
150
200
250
Metres

Figure 17-11

HudBay Minerals Inc.

Lalor Lake Project

Manitoba, Canada

September 2008

Source: HudBay Minerals Inc., 2008.

17-30

SCOTT WILSON RPA	www.scottwilson.com

426000 E
426500 E
427000 E
N
6081000 N
6081000 N
Mineral Resource Category
Indicated
Inferred
0 50 100 150 200 250
Metres
6080500 N
426000 E
426500 E

Figure 17-12

HudBay Minerals Inc.

Lalor Lake Project
Manitoba, Canada

Plan View of Inferred Resource for Zone 30

September 2008

Source: HudBay Minerals Inc., 2008.

17-31

SCOTT WILSON RPA	www.scottwilson.com

426000 E
426500 E
427000 E
6081000 N
6080500 N
N
Mineral Resource Category
Indicated
Inferred
0 50 100 150 200 250
Metres

Figure 17-13

HudBay Minerals Inc.

Lalor Lake Project
Manitoba, Canada

Plan View of Inferred Resource for Zone 31

September 2008

Source: HudBay Minerals Inc., 2008.

17-32

SCOTT WILSON RPA	www.scottwilson.com

426000 E
426500 E
427000 E
6081000 N
6080500 N
N
Mineral Resource Category
Indicated
Inferred
0 50 100 150 200 250
Metres

Figure 17-14

HudBay Minerals Inc.

Lalor Lake Project
Manitoba, Canada

Plan View of Inferred Resource for Zone 40

September 2008

Source: HudBay Minerals Inc., 2008.

17-33

SCOTT WILSON RPA	www.scottwilson.com

MINERAL RESOURCES

The Mineral Resource estimate for the Lalor Lake deposit is tabulated in Table 17-15.

TABLE 17-15 SUMMARY OF MINERAL RESOURCES AS OF JUNE 23, 2008

HudBay Minerals Inc. – Lalor Lake Deposit

Category	Tonnes (millions)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
Indicated	3.4	1.9	20.5	0.71	8.82
Inferred	13.2	2.9	34.1	0.70	8.19

Notes:

1.	CIM definitions were followed for the estimation of Mineral Resources.

2.	Mineral Resources are estimated at a ZNEQ cut-off of 4% (ZNEQ% equals Zn% + Cu% x 2.352 + Au g/t x 0.867 + Ag g/t x 0.014) and a minimum two metre true width.

3.	Long term $US metal prices of $700/oz gold, $12.00/oz silver, $2.00/lb copper and $0.85/lb zinc were used for the estimation of ZNEQ.

4.	Metal recovery assumptions of 65% gold, 60% silver, 90% copper and 90% zinc were used for the estimation of ZNEQ.

5.	Specific gravity measurements using industry standard techniques were completed on all assayed intervals.

Mineral Resource estimates by classification and zone are tabulated in Tables 17-16 and 17-17.

TABLE 17-16 INDICATED MINERAL RESOURCES BY ZONE AS OF JUNE 23, 2008

HudBay Minerals Inc. – Lalor Lake Deposit

Zone	Classification	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
10	Indicated	2,092,000	1.30	16.45	0.53	10.25
20	Indicated	1,296,000	2.90	26.98	1.01	6.51

HudBay Minerals Inc. – Lalor Lake Deposit	Page 17-34
Technical Report NI 43-101 – September 19, 2008

SCOTT WILSON RPA	www.scottwilson.com

TABLE 17-17 INFERRED MINERAL RESOURCES BY ZONE AS OF JUNE 23, 2008

HudBay Minerals Inc. – Lalor Lake Deposit

Zone	Classification	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
10	Inferred	5,513,000	2.21	28.02	0.68	9.94
11	Inferred	289,000	0.70	32.74	0.29	18.39
20	Inferred	3,068,000	4.89	38.93	1.07	5.94
30	Inferred	2,252,000	1.91	32.62	0.43	5.55
31	Inferred	579,000	2.39	33.17	0.31	6.36
40	Inferred	1,540,000	3.18	48.97	0.68	9.01

Mineral Resource estimates by classification and ZNEQ are tabulated in Tables 17-18 and 17-19. All resource blocks within the zones are greater than 4% ZNEQ.

TABLE 17-18 INDICATED MINERAL RESOURCES BY ZNEQ AS OF JUNE 23, 2008

HudBay Minerals Inc. – Lalor Lake Project

ZNEQ	Classification	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
>=4	Indicated	3,388,000	1.91	20.48	0.71	8.82
>=6	Indicated	3,363,000	1.92	20.57	0.72	8.85
>=8	Indicated	3,189,000	1.97	20.63	0.73	9.06
>=10	Indicated	2,633,000	2.14	20.77	0.78	9.61
>=12	Indicated	1,714,000	2.43	21.89	0.90	10.45
>=14	Indicated	935,000	2.37	21.96	0.96	12.02
>=16	Indicated	472,000	2.45	23.70	1.05	13.47

HudBay Minerals Inc. – Lalor Lake Deposit	Page 17-35
Technical Report NI 43-101 – September 19, 2008

SCOTT WILSON RPA	www.scottwilson.com

TABLE 17-19 INFERRED MINERAL RESOURCES BY ZNEQ AS OF JUNE 23, 2008

HudBay Minerals Inc. – Lalor Lake Deposit

ZNEQ	Classification	Tonnes	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
>=4	Inferred	13,241,000	2.87	34.09	0.70	8.19
>=6	Inferred	13,202,000	2.88	34.14	0.70	8.20
>=8	Inferred	12,252,000	2.99	34.67	0.73	8.45
>=10	Inferred	10,035,000	3.30	35.88	0.81	8.94
>=12	Inferred	7,576,000	3.56	37.15	0.86	9.61
>=14	Inferred	4,715,000	3.88	38.68	0.90	10.49
>=16	Inferred	2,076,000	4.88	42.84	0.99	11.46

MINERAL RESERVES

HudBay has not carried out a pre-feasibility or feasibility study that would allow conversion of the Mineral Resources to Mineral Reserves and consequently no Mineral Reserves exist at the Lalor Lake deposit at the present time.

DISCUSSION AND RECOMMENDATIONS

In Scott Wilson RPA’s opinion, the Mineral Resource estimate is compliant with the regulations and guidelines set out in NI 43-101.

The lack of close spaced drilling presents the main limitation to resource classification.

HudBay Minerals Inc. – Lalor Lake Deposit	Page 17-36
Technical Report NI 43-101 – September 19, 2008

SCOTT WILSON RPA	www.scottwilson.com

18 OTHER RELEVANT DATA AND INFORMATION

SOCIO-ECONOMIC ASPECTS OF EXPLORATION ACTIVITIES

There are no known issues with local communities or indigenous peoples. There is strong community support, as the population and workforce of Snow Lake would benefit from the potential exploitation of these resources.

ENVIRONMENTAL CONSIDERATIONS

VEGETATION AND WILDLIFE

The predominant vegetation in the region of the Lalor Lake deposit is black spruce and jack pine, with a scrub layer and ground cover of lichens and mosses. This vegetation is typical of the boreal forest in bedrock dominated terrain. Many bedrock areas have a patchy cover of small-growth trembling aspen, jack pine stands, areas of birch, or grass or shrub dominated vegetation.

The bog peatlands have stunted black spruce, moss, and shrub vegetation, while fens have sedge, brown moss, shrub and tamarack vegetation in varying mixtures.

Wildlife in the region includes barren-ground caribou, moose, black bear, lynx, wolf, beaver, muskrat, snowshoe hare and red-backed vole. Bird species include raven, common loon, spruce grouse, bald eagle, gray jay, hawk owl, and waterfowl, including ducks and geese.

UMA Engineering Ltd. (Samoiloff, 2008) conducted a vegetation study as part of an EIS in the area of Lalor Lake in September 2007. A portion of the survey involved ground truthing in order to confirm the presence or absence of endangered, threatened or special concern species within the project area, and also to conduct an inventory of botanical species within the project area in support of a desktop review. No endangered or protected species were observed during the field program.

HudBay Minerals Inc. – Lalor Lake Deposit	Page 18-1
Technical Report NI 43-101 – September 19, 2008

SCOTT WILSON RPA	www.scottwilson.com

RELATIONSHIP TO CURRENT MINING OPERATIONS

Lalor Lake is a key focus for HudBay, as it is located just three kilometres away from an existing road and mine and 18 km away from concentrate processing facilities

MARKETS

The principal commodities at Lalor Lake are freely traded, at prices that are widely known, so that prospects for sale of any production are virtually assured.

HudBay Minerals Inc. – Lalor Lake Deposit	Page 18-2
Technical Report NI 43-101 – September 19, 2008

SCOTT WILSON RPA	www.scottwilson.com

19 INTERPRETATION AND CONCLUSIONS

In Scott Wilson RPA’s opinion, the Lalor Lake Deposit Mineral Resource estimate is compliant with the regulations and guidelines set out in NI 43-101. The results of this estimate, which covers six separate lenses of mineralization, are shown in Table 19-1 below.

TABLE 19-1 SUMMARY OF MINERAL RESOURCES AS OF JUNE 23, 2008

HudBay Minerals Inc. – Lalor Lake Deposit

Category	Tonnes (millions)	Au (g/t)	Ag (g/t)	Cu (%)	Zn (%)
Indicated	3.4	1.9	20.5	0.71	8.82
Inferred	13.2	2.9	34.1	0.70	8.19

Notes:

1.	CIM definitions were followed for the estimation of Mineral Resources.

2.	Mineral Resources are estimated at a ZNEQ cut-off of 4% (ZNEQ% equals Zn% + Cu% x 2.352 + Au g/t x 0.867 + Ag g/t x 0.014) and a minimum two metre true width.

3.	Long term $US metal prices of $700/oz gold, $12.00/oz silver, $2.00/lb copper and $0.85/lb zinc were used for the estimation of ZNEQ.

4.	Metal recovery assumptions of 65% gold, 60% silver, 90% copper and 90% zinc were used for the estimation of ZNEQ.

5.	Specific gravity measurements using industry standard techniques were completed on all assayed intervals.

Scott Wilson RPA draws the following conclusions:

•	HudBay geologists have a good understanding of the regional, local, and deposit geology.

•

Notable gold and silver rich zones have also been intersected outside the currently defined mineralized zones on the property. The distribution, continuity and controls of this mineralization style, however, have not yet been defined in enough detail for inclusion in the Mineral Resource estimate. In Scott Wilson RPA’s opinion, the limited amount of drilling to date and lack of perceived continuity of the high-grade precious metal intersections precludes their inclusion into the current Mineral Resource estimate.

•

Overall, Scott Wilson RPA considers the data obtained from the exploration program to be reliable. HBED utilizes well-documented major company procedures and parameters for exploration. The work is professionally completed to industry standards, with senior geology staff personally overseeing the exploration practices of the younger geology staff. The diamond drilling contractor is professional and works to high standards.

HudBay Minerals Inc. – Lalor Lake Deposit	Page 19-1
Technical Report NI 43-101 – September 19, 2008

SCOTT WILSON RPA	www.scottwilson.com

•

The HBED sampling method and approach are carried out to industry standard. There are no drilling, sampling or recovery factors observed that could materially impact on the accuracy and reliability of the results.

•	The assay QA/QC protocols for Lalor Lake are well-documented and consistent with industry practice.

•	The drill sample database is suitable for use in the estimation of Mineral Resources.

•	Bulk density measurements are being carried out using industry standard techniques.

•	In Scott Wilson RPA’s opinion, the metallurgical characteristics should be consistent with the nearby Chisel North Mine. Ongoing metallurgical testwork is warranted.

•

The use of a 4% ZNEQ cut-off grade and a minimum two metre true width is reasonable for the present stage of the Lalor Lake deposit, until such time as a Preliminary Economic Assessment can be carried out to determine more accurately how the deposit might be mined.

•

In Scott Wilson RPA’s opinion, there is good exploration potential for expansion of the Mineral Resources at Lalor Lake. Additional diamond drilling is warranted to both expand and upgrade the present Mineral Resources.

HudBay Minerals Inc. – Lalor Lake Deposit	Page 19-2
Technical Report NI 43-101 – September 19, 2008

SCOTT WILSON RPA	www.scottwilson.com

20 RECOMMENDATIONS

Scott Wilson RPA makes the following recommendations:

1.	A study should be undertaken focusing on the controls and distribution of the precious metal mineralization outside the resource estimate area. The study should provide detailed structural and lithological logging of these intersections including a complete suite of whole rock and precious metal assays, including platinum and palladium. Wedged holes can be used to provide information on the spatial continuity of this mineralization style.

2.	Drilling Activities:

a.	Recorded drill hole ‘Header’ information should include encountered downhole water and/or gas intersections.

b.	Hole casings should remain sticking out of the hole on surface and should be capped with numbered brass caps.

c.	Topography is currently based on government air photos – on-ground detailed topographic survey should be undertaken noting outcrop areas and swamps.

d.	Results of the Reflex surveyed holes should be confirmed with a test selection of North Seeking Gyro surveys.

3.	HudBay should continue to collect a suite of core samples for metallurgical testing. Results from the metallurgical testwork study should be included in any update to the Mineralization section.

4.	Sampling Method and Approach:

a.	A system of daily backups for stand-alone Lagger 2003 core logging laptops should be implemented.

b.	Bulk density measurements should preferably be taken on whole core, or at least ensure that the measurement is taken on the split core that will be sent for assay.

c.	Core is sawn using recycled water with multi-stage chemical additive settling. Water is currently changed every 100 samples. Industry best practices include continuous fresh water sawing. At a minimum, the core cutting water should be changed every 20 samples or each sample should be briefly rinsed under running fresh water.

d.	Logging of wedged holes should attempt to keep roughly the same units and sample intervals as the parent hole in order to correlate continuity between the closely spaced samples.

HudBay Minerals Inc. – Lalor Lake Deposit	Page 20-1
Technical Report NI 43-101 – September 19, 2008

SCOTT WILSON RPA	www.scottwilson.com

e.	A detailed logging and sampling procedure for the high-grade precious metal intersections should be implemented.

f.	Geochemical samples, which are currently utilized for interpreting lithologies, should also include assays for gold, platinum and palladium. These assays should be then reviewed with respect to the regularly sampled assay intervals.

g.	Representative samples should continue to be collected and submitted for quantitative geotechnical physical measurements including compressive and shear strengths.

5.	Sample Preparation, Analyses and Security:

a.	HBED should investigate the use of split core from known barren areas for the field blank material.

b.	A program of Database Administrator selected blind duplicates should be implemented.

c.	All suspected high-grade precious metal intersections should be stored in a secure location.

d.	Blanks should be inserted after every suspected high-grade precious metal intersection.

e.	The HBMS laboratory should run the samples in numerical order and not try to re-sort according to estimated grades.

f.	A threshold should be set for all gold assays above which gravimetric finish should be applied.

g.	All fire assay solutions should be run on the inductively coupled plasma (ICP) analysis for platinum and palladium.

h.	HBED should implement standard documented QC rejection limits.

6.	HudBay should continue environmental baseline studies.

7.	A Preliminary Economic Assessment should be carried out on the Lalor Lake deposit.

HudBay Minerals Inc. – Lalor Lake Deposit	Page 20-2
Technical Report NI 43-101 – September 19, 2008

SCOTT WILSON RPA	www.scottwilson.com

HudBay plans to continue drilling in 2008. A program of 25,000 m of diamond drilling is planned for the Lalor Lake area from July to December 2008 to expand and confirm the known mineralized zone, and to look for satellite bodies. The proposed budget for this work is C$5 million based on 15 new diamond drill holes with an average length of 1,200 m and 23 wedged holes at an approximate length of 300 m each. All-in drill costs are budgeted at $200 per metre drilled. Scott Wilson RPA has reviewed this program and concurs with the focus on upgrading the Inferred Resources in Zones 10 and 20.

HudBay Minerals Inc. – Lalor Lake Deposit	Page 20-3
Technical Report NI 43-101 – September 19, 2008

SCOTT WILSON RPA	www.scottwilson.com

21 REFERENCES

Bailes, A.H., and Galley, A.G., 1999. Evolution of the Paleoproterozoic Snow Lake arc assemblage and geodynamic setting for associated volcanic-hosted massive sulphide deposits, Flin Flon Belt, Manitoba, Canada. Canadian Journal of Earth Sciences, 36, pp. 1789-1805.

Bailes, A.H., and Galley, A.G., 2007. Geology of the Chisel-Anderson Lakes Area, Snow Lake, Manitoba (NTS areas 63K16SW and west half of 63J13SE). Manitoba Science, Technology, Energy and Mines, Manitoba Geological Survey, Geoscientific Map MAP2007-1, scale 1:20,000 plus notes.

Canadian Institute Of Mining, Metallurgy and Petroleum, 2005: CIM Definition Standards on Mineral Resources and Mineral Reserves, December 11, 2005.

David, J., Bailes, A.H., and Machado, N., 1996: Evolution of the Snow Lake portion of the Paleoproterozoic Flin Flon and Kisseynew belts, Trans-Hudson Orogen, Manitoba, Canada. Precambrian Research, 80, pp. 107-124.

Franklin, J.M., Gibson, H.L., Jonasson, I.R., and Galley, A.G., 2005. Volcanogenic Massive Sulfide Deposits, in Hedenquist, J. W., Thompson, J. F. H., Goldfarb, R. J., and Richards, J. P., eds., Economic Geology 100th Anniversary Volume: Littleton, CO, Society of Economic Geologists, pp. 523-560.

Froese, E., and Moore, J.M., 1980. Metamorphism in the Snow Lake area, Manitoba; Geological Survey of Canada, Paper 78-27, p. 16.

Kraus, J., and Williams, P.F., 1999. The structural development of the Snow Lake Allochthon and its role in the evolution of the southeastern Trans-Hudson Orogen in Manitoba, Central Canada. Canadian Journal of Earth Sciences, 36, pp. 1881-1899.

Manitoba Science, Technology, Energy and Mines http://www.gov.mb.ca/iedm/mrd/geo/gis/geoscimaps.html

Natural Resources Canada; http://www.geod.nrcan.gc.ca

Ontario Securities Commission, 2001: National Instrument 43-101, Standards of Disclosure for Mineral Projects, 2001.

Samoiloff, C., 2008. Memorandum to Stephen West, HBM&S. UMA Engineering Ltd., pp. 1-7.

Syme, E.C., Lucas, S.B., Zwanzig, H.V., Bailes, A.H., Ashton, K.E., and Haidl, F.M., 1998: Geology, NATMAP Shield Margin Project area, Flin Flon Belt, Manitoba–Saskatchewan; Manitoba Energy and Mines, Geological Services, Map A-98-2, scale 1:100 000 and 1:350 000, with accompanying notes, 54 p.

Toffan, J., 2008. Email to Robert Carter, HBM&S. Ens Land Management, Creighton, Saskatchewan.

HudBay Minerals Inc. – Lalor Lake Deposit	Page 21-1
Technical Report NI 43-101 – September 19, 2008

SCOTT WILSON RPA	www.scottwilson.com

22 SIGNATURE PAGE

This report titled “Technical Report on the Lalor Lake Project, Snow Lake, Manitoba, Canada” dated September 19, 2008, was prepared and signed by the following author:

(Signed & Sealed)

Dated at Toronto, Ontario	Ian T. Blakley, P. Geo.
September 19, 2008	Senior Consulting Geologist
Scott Wilson RPA

HudBay Minerals Inc. – Lalor Lake Deposit	Page 22-1
Technical Report NI 43-101 – September 19, 2008

SCOTT WILSON RPA	www.scottwilson.com

23 CERTIFICATE OF QUALIFICATIONS

IAN T. BLAKLEY

I, Ian T. Blakley, P.Geo., as an author of this report entitled “Technical Report on the Lalor Lake Project, Snow Lake, Manitoba, Canada” prepared for HudBay Minerals Inc. and dated September 19, 2008, do hereby certify that:

1.	I am a Consulting Geologist with Scott Wilson Roscoe Postle Associates Inc. of Suite 501, 55 University Ave Toronto, ON, M5J 2H7.

2.	I am a graduate of the University of Waterloo, Waterloo, Ontario, Canada, in 1984 with a Bachelor of Science degree in Honours Co-operative Applied Earth Sciences \ Geology Option.

3.	I am registered as a Professional Geoscientist in the Province of Manitoba (Reg. #20126G) and in the Province of Ontario (Reg. #1446). I have worked as a Geologist for a total of 24 years since my graduation. My relevant experience for the purpose of the Technical Report is:

•	Chief Geologist with a major Canadian mining company responsible for the management of geological exploration, resource definition and production.

•

Senior Mines Exploration Geologist for new capital underground mining projects including exploration and definition drilling, resource definition, infrastructure positioning, production and reconciliation.

•	Exploration Geologist responsible for sampling and mapping programs at gold and base metal properties in Canada.

•	Previous experience in Manitoba mineral exploration.

•	Worldwide geological and mine production consulting and due diligence experience at precious and base metal exploration and mining properties.

4.	I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

5.	I visited the Lalor Lake Project on May 28, 2008. I also visited the HudBay Minerals Flin Flon, Manitoba exploration and technical offices on May 27 and 29, 2008.

6.	I am responsible for overall preparation of the Technical Report.

7.	I am independent of the Issuer applying the test set out in Section 1.4 of National Instrument 43-101.

8.	I have had no prior involvement with the property that is the subject of the Technical Report.

HudBay Minerals Inc. – Lalor Lake Deposit	Page 23-1
Technical Report NI 43-101 – September 19, 2008

SCOTT WILSON RPA	www.scottwilson.com

9.	I have read National Instrument 43-101, and the Technical Report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1.

10.	To the best of my knowledge, information, and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

Dated this 19th day of September, 2008.

(Signed & Sealed)

Ian T. Blakley, P. Geo.

HudBay Minerals Inc. – Lalor Lake Deposit	Page 23-2
Technical Report NI 43-101 – September 19, 2008

SCOTT WILSON RPA	www.scottwilson.com

24 APPENDIX 1

ASSAY SAMPLE STATISTICS

Histograms and probability plots for the assayed samples contained within the mineralized wireframes by Zone used in the Mineral Resource estimation.

HudBay Minerals Inc. – Lalor Lake Deposit	Page 24-1
Technical Report NI 43-101 – September 19, 2008

SCOTT WILSON RPA	www.scottwilson.com

FIGURE A1-1 ASSAY SAMPLE STATISTICS ZONE 10

Lalor Lake Zone 10 Assays - Au g/t

Frequency (Percent)
Au g/t
N 279
m 1.699
σ² 13.577
σ/m 2.169
min 0.000
q0.25 0.171
q0.50 0.377
q0.75 1.097
max 29.143
Class width = 1.000
The last class contains
all values ≥ 29.000

Lalor Lake Zone 10 Assays - Ag g/t

Frequency (Percent)
Ag g/t
N 279
m 25.859
σ² 1813.202
σ/m 1.647
min 1.029
q0.25 6.514
q0.50 12.343
q0.75 25.029
max 374.057
Class width = 10.000
The last class contains
all values ≥ 290.000

Lalor Lake Zone 10 Assays - Au g/t

Au g/t
Cumulative Probability (percent)

Lalor Lake Zone 10 Assays - Ag g/t

Ag g/t
Cumulative Probability (percent)

Lalor Lake Zone 10 Assays - Cu %

Frequency (Percent)
Cu %
N 279
m 0.69
σ² 1.09
σ/m 1.52
min 0.00
q0.25 0.17
q0.50 0.31
q0.75 0.67
max 6.37
Class width = 0.50
The last class contains
all values ≥ 9.50

Lalor Lake Zone 10 Assays - Zn %

Frequency (Percent)
Zn %
N 279
m 9.63
σ² 105.38
σ/m 1.07
min 0.03
q0.25 1.11
q0.50 6.77
q0.75 13.96
max 49.25
Class width = 2.00
The last class contains
all values ≥ 38.00

Lalor Lake Zone 10 Assays - Cu %

Cu %
Cumulative Probability (percent)

Lalor Lake Zone 10 Assays - Zn %

Zn %
Cumulative Probability (percent)

HudBay Minerals Inc. – Lalor Lake Deposit	Page 24-2
Technical Report NI 43-101 – September 19, 2008

SCOTT WILSON RPA	www.scottwilson.com

FIGURE A1-2 ASSAY SAMPLE STATISTICS ZONE 11

Lalor Lake Zone 11 Assays - Au g/t

Frequency (Percent)
Au g/t
N 20
1.022
3.155
1.739
min 0.069
0.069
0.137
0.411
max 6.171
Class width = 1.000
The last class contains
all values ≥ 29.000

Lalor Lake Zone 11 Assays - Ag g/t

Frequency (Percent)
Ag g/t
N 20
38.606
1697.574
1.067
min 3.486
15.429
19.715
37.714
max 176.914
Class width = 10.000
The last class contains
all values ≥ 290.000

Lalor Lake Zone 11 Assays - Au g/t

Au g/t
Cumulative Probability (percent)

Lalor Lake Zone 11 Assays - Ag g/t

Ag g/t
Cumulative Probability (percent)

Lalor Lake Zone 11 Assays - Cu %

Frequency (Percent)
Cu %
N 20
0.32
0.08
0.92
min 0.00
0.10
0.28
0.37
max 1.22
Class width = 0.50
The last class contains
all values ≥ 9.50

Lalor Lake Zone 11 Assays - Zn %

Frequency (Percent)
Zn %
N 20
18.77
135.92
0.62
min 0.08
8.88
20.43
28.61
max 43.70
Class width = 2.00
The last class contains
all values ≥ 38.00

Lalor Lake Zone 11 Assays - Cu %

Cu %
Cumulative Probability (percent)

Lalor Lake Zone 11 Assays - Zn %

Zn %
Cumulative Probability (percent)

HudBay Minerals Inc. – Lalor Lake Deposit	Page 24-3
Technical Report NI 43-101 – September 19, 2008

SCOTT WILSON RPA	www.scottwilson.com

FIGURE A1-3 ASSAY SAMPLE STATISTICS ZONE 20

Lalor Lake Zone 20 Assays - Au g/t
Frequency (Percent)
Au g/t
N 250
m 5.635
σ² 106.771
σ/m 1.834
min 0.000
q0.25 0.411
q0.50 1.920
q0.75 6.411
max 84.446
Class width = 1.000
The last class contains
all values ≥ 29.000

Lalor Lake Zone 20 Assays - Ag g/t
Frequency (Percent)
Ag g/t
N 250
m 39.298
σ² 1929.961
σ/m 1.118
min 0.000
q0.25 8.229
q0.50 24.343
q0.75 54.857
max 260.914
Class width = 10.000
The last class contains
all values ≥ 290.000

Lalor Lake Zone 20 Assays - Au g/t
Au g/t
Cumulative Probability (percent)

Lalor Lake Zone 20 Assays - Ag g/t
Ag g/t
Cumulative Probability (percent)

Lalor Lake Zone 20 Assays - Cu %
Frequency (Percent)
Cu %
N 250
m 1.26
σ² 2.92
σ/m 1.36
min 0.00
q0.25 0.24
q0.50 0.61
q0.75 1.72
max 13.59
Class width = 0.50
The last class contains
all values ≥ 9.50

Lalor Lake Zone 20 Assays - Zn %
Frequency (Percent)
Zn %
N 250
m 6.21
σ² 44.76
σ/m 1.08
min 0.00
q0.25 0.72
q0.50 3.61
q0.75 9.73
max 28.49
Class width = 2.00
The last class contains
all values ≥ 38.00

Lalor Lake Zone 20 Assays - Cu %
Cu %
Cumulative Probability (percent)

Lalor Lake Zone 20 Assays - Zn %
Zn %
Cumulative Probability (percent)

HudBay Minerals Inc. – Lalor Lake Deposit	Page 24-4
Technical Report NI 43-101 – September 19, 2008

SCOTT WILSON RPA	www.scottwilson.com

FIGURE A1-4 ASSAY SAMPLE STATISTICS ZONE 30

Lalor Lake Zone 30 Assays - Au g/t
Frequency (Percent)
Au g/t
N 127
m 1.800
σ² 10.541
c/m 1.804
min 0.069
max 26.400
Class width = 1.000
The last class contains
all values ≥ 29.000

Lalor Lake Zone 30 Assays - Ag g/t
Frequency (Percent)
Ag g/t
N 127
m 29.901
σ² 1512.607
c/m 1.301
min 1.029
max 241.029
Class width = 10.000
The last class contains
all values ≥ 290.000

Lalor Lake Zone 30 Assays - Au g/t
Au g/t
Cumulative Probability (percent)

Lalor Lake Zone 30 Assays - Ag g/t
Ag g/t
Cumulative Probability (percent)

Lalor Lake Zone 30 Assays - Cu %
Frequency (Percent)
Cu %
N 127
m 0.37
σ² 0.24
c/m 1.34
min 0.06
max 3.74
Class width = 0.50
The last class contains
all values ≥ 9.50

Lalor Lake Zone 30 Assays - Zn %
Frequency (Percent)
Zn %
N 127
m 5.25
σ² 17.35
c/m 0.79
min 0.02
max 17.06
Class width = 2.00
The last class contains
all values ≥ 38.00

Lalor Lake Zone 30 Assays - Cu %
Cu %
Cumulative Probability (percent)

Lalor Lake Zone 30 Assays - Zn %
Zn %
Cumulative Probability (percent)

HudBay Minerals Inc. – Lalor Lake Deposit	Page 24-5
Technical Report NI 43-101 – September 19, 2008

SCOTT WILSON RPA	www.scottwilson.com

FIGURE A1-5 ASSAY SAMPLE STATISTICS ZONE 31

Lalor Lake Zone 31 Assays - Au g/t
Frequency (Percent)
Au g/t
N 48
m 3.214
σ² 135.304
σ/m 3.620
min 0.137
max 77.580
Class width = 1.000
The last class contains
all values ≥ 29.000

Lalor Lake Zone 31 Assays - Ag g/t
Frequency (Percent)
Ag g/t
N 48
m 25.936
σ² 1358.544
σ/m 1.421
min 0.000
max 223.886
Class width = 10.000
The last class contains
all values ≥ 290.000

Lalor Lake Zone 31 Assays - Au g/t
Au g/t
Cumulative Probability (percent)

Lalor Lake Zone 31 Assays - Ag g/t
Ag g/t
Cumulative Probability (percent)

Lalor Lake Zone 31 Assays - Cu %
Frequency (Percent)
Cu %
N 48
m 0.26
σ² 0.03
σ/m 0.65
min 0.05
max 0.84
Class width = 0.50
The last class contains
all values ≥ 9.50

Lalor Lake Zone 31 Assays - Zn %
Frequency (Percent)
Zn %
N 48
m 6.52
σ² 28.29
σ/m 0.82
min 0.02
max 19.30
Class width = 2.00
The last class contains
all values ≥ 38.00

Lalor Lake Zone 31 Assays - Cu %
Cu %
Cumulative Probability (percent)

Lalor Lake Zone 31 Assays - Zn %
Zn %
Cumulative Probability (percent)

HudBay Minerals Inc. – Lalor Lake Deposit	Page 24-6
Technical Report NI 43-101 – September 19, 2008

SCOTT WILSON RPA	www.scottwilson.com

FIGURE A1-6 ASSAY SAMPLE STATISTICS ZONE 40

Lalor Lake Zone 40 Assays - Au g/t

Frequency (Percent)
Au g/t
N 118
m 2.932
σ² 20.429
σ/m 1.542
min 0.069
q0.25 0.789
q0.50 1.662
q0.75 3.257
max 34.584
Class width = 1.000
The last class contains
all values ≥ 29.000

Lalor Lake Zone 40 Assays - Ag g/t

Frequency (Percent)
Ag g/t
N 118
m 46.385
σ² 1433.042
σ/m 0.816
min 0.000
q0.25 13.714
q0.50 32.743
q0.75 70.629
max 171.086
Class width = 10.000
The last class contains
all values ≥ 290.000

Lalor Lake Zone 40 Assays - Au g/t

Au g/t
Cumulative Probability (percent)

Lalor Lake Zone 40 Assays - Ag g/t

Ag g/t
Cumulative Probability (percent)

Lalor Lake Zone 40 Assays - Cu %

Frequency (Percent)
Cu %
N 118
m 0.65
σ² 0.65
σ/m 1.25
min 0.00
q0.25 0.20
q0.50 0.38
q0.75 0.79
max 6.57
Class width = 0.50
The last class contains
all values ≥ 9.50

Lalor Lake Zone 40 Assays - Zn %

Frequency (Percent)
Zn %
N 118
m 8.48
σ² 42.16
σ/m 0.76
min 0.09
q0.25 3.56
q0.50 8.09
q0.75 10.98
max 37.23
Class width = 2.00
The last class contains
all values ≥ 38.00

Lalor Lake Zone 40 Assays - Cu %

Cu %
Cumulative Probability (percent)

Lalor Lake Zone 40 Assays - Zn %

Zn %
Cumulative Probability (percent)

HudBay Minerals Inc. – Lalor Lake Deposit	Page 24-7
Technical Report NI 43-101 – September 19, 2008

SCOTT WILSON RPA	www.scottwilson.com

25 APPENDIX 2

COMPOSITE STATISTICS

Histograms and probability plots for the capped composites by Zone used in the Mineral Resource estimation.

HudBay Minerals Inc. – Lalor Lake Deposit	Page 25-1
Technical Report NI 43-101 – September 19, 2008

SCOTT WILSON RPA	www.scottwilson.com

FIGURE A2-1 COMPOSITE STATISTICS ZONE 10

Lalor Lake Zone 10 Capped Composites - Au g/t
Frequency (Percent)
Au g/t
N 104
m 1.710
σ² 7.619
σ/m 1.614
min 0.091
max 13.023
Class width = 1.0

Lalor Lake Zone 10 Capped Composites - Ag g/t
Frequency (Percent)
Ag g/t
N 104
m 23.655
σ² 580.943
σ/m 1.022
min 1.714
max 115.764
Class width = 10.000
The last class contains

Lalor Lake Zone 10 Capped Composites - Au g/t
Au g/t
Cumulative Probability (percent)

Lalor Lake Zone 10 Capped Composites - Ag g/t
Ag g/t
Cumulative Probability (percent)

Lalor Lake Zone 10 Capped Composites - Cu %
Frequency (Percent)
Cu %
N 104
m 0.62
σ² 0.37
σ/m 0.97
min 0.04
max 2.43
Class width = 0.50
The last class contains

Lalor Lake Zone 10 Capped Composites - Zn %
Frequency (Percent)
Zn %
N 104
m 9.27
σ² 63.52
σ/m 0.86
max 35.00
Class width = 2.00
The last class contains

Lalor Lake Zone 10 Capped Composites - Cu %
Cu %
Cumulative Probability (percent)

Lalor Lake Zone 10 Capped Composites - Zn %
Zn %
Cumulative Probability (percent)

HudBay Minerals Inc. – Lalor Lake Deposit	Page 25-2
Technical Report NI 43-101 – September 19, 2008

SCOTT WILSON RPA	www.scottwilson.com

FIGURE A2-2 COMPOSITE STATISTICS ZONE 11

Lalor Lake Zone 11 Capped Composites - Au g/t

Frequency (Percent)
Au g/t
0.000
7.500
15.000
22.500
30.000
N 6
m 0.684
σ² 1.507
σ/m 1.794
min 0.069
q0.25 0.069
q0.50 0.131
q0.75 0.134
max 3.427
Class width = 1.000
The last class contain
all values ≥ 29.000

Lalor Lake Zone 11 Capped Composites - Ag g/t

Frequency (Percent)
Ag g/t
0.000
75.000
150.000
225.000
300.000
N 6
m 32.217
σ² 885.051
σ/m 0.923
min 14.007
q0.25 14.007
q0.50 17.601
q0.75 18.876
max 97.587
Class width = 10.000
The last class contains
all values ≥ 290.000

Lalor Lake Zone 11 Capped Composites - Au g/t

Au g/t
Cumulative Probability (percent)

Lalor Lake Zone 11 Capped Composites - Ag g/t

Ag g/t
Cumulative Probability (percent)

Lalor Lake Zone 11 Capped Composites - Cu %

Frequency (Percent)
Cu %
0.00
2.50
5.00
7.50
10.00
N 6
m 0.33
σ² 0.04
σ/m 0.58
min 0.03
q0.25 0.03
q0.50 0.37
q0.75 0.44
max 0.55
Class width = 0.50
The last class contains
all values ≥ 9.50

Lalor Lake Zone 11 Capped Composites - Zn %

Frequency (Percent)
Zn %
0.00
10.00
20.00
30.00
40.00
N 6
m 19.71
σ² 32.76
σ/m 0.29
min 10.98
q0.25 10.98
q0.50 20.94
q0.75 21.16
max 27.20
Class width = 2.00
The last class contains
all values ≥ 38.00

Lalor Lake Zone 11 Capped Composites - Cu %

Cu %
Cumulative Probability (percent)

Lalor Lake Zone 11 Capped Composites - Zn %

Zn %
Cumulative Probability (percent)

HudBay Minerals Inc. – Lalor Lake Deposit	Page 25-3
Technical Report NI 43-101 – September 19, 2008

SCOTT WILSON RPA	www.scottwilson.com

FIGURE A2-3 COMPOSITE STATISTICS ZONE 20

Lalor Lake Zone 20 Capped Composites - Au g/t
Frequency (Percent)
Au g/t
N 84
m 4.434
σ² 19.782
σ/m 1.003
min 0.142
q0.25 0.722
q0.50 2.677
q0.75 7.199
max 17.016
Class width = 1.000
The last class contain
all values ≥ 29.000

Lalor Lake Zone 20 Capped Composites - Ag g/t
Frequency (Percent)
Ag g/t
N 84
m 37.329
σ² 819.533
σ/m 0.767
min 3.769
q0.25 12.016
q0.50 30.343
q0.75 51.489
max 119.298
Class width = 10.000
The last class contains
all values ≥ 290.000

Lalor Lake Zone 20 Capped Composites - Au g/t
Au g/t
Cumulative Probability (percent)

Lalor Lake Zone 20 Capped Composites - Ag g/t
Ag g/t
Cumulative Probability (percent)

Lalor Lake Zone 20 Capped Composites - Cu %
Frequency (Percent)
Cu %
N 84
m 1.17
σ² 1.37
σ/m 1.00
min 0.09
q0.25 0.30
q0.50 0.74
q0.75 1.67
max 6.49
Class width = 0.50
The last class contains
all values ≥ 9.50

Lalor Lake Zone 20 Capped Composites - Zn %
Frequency (Percent)
Zn %
N 84
m 6.07
σ² 28.11
σ/m 0.87
min 0.01
q0.25 1.79
q0.50 4.93
q0.75 8.90
max 22.76
Class width = 2.00
The last class contains
all values ≥ 38.00

Lalor Lake Zone 20 Capped Composites - Cu %
Cu %
Cumulative Probability (percent)

Lalor Lake Zone 20 Capped Composites - Zn %
Zn %
Cumulative Probability (percent)

HudBay Minerals Inc. – Lalor Lake Deposit	Page 25-4
Technical Report NI 43-101 – September 19, 2008

SCOTT WILSON RPA	www.scottwilson.com

FIGURE A2-4 COMPOSITE STATISTICS ZONE 30

Lalor Lake Zone 30 Capped Composites - Au g/t
Frequency (Percent)
Au g/t
N 46
1.705
5.212
1.339
min 0.154
0.410
0.879
1.766
max 11.698
Class width = 1.000
The last class contain
all values ≥ 29.000

Lalor Lake Zone 30 Capped Composites - Ag g/t
Frequency (Percent)
Ag g/t
N 46
30.376
731.588
0.890
min 4.507
9.851
21.056
36.545
max 127.590
Class width = 10.000
The last class contains
all values ≥ 290.000

Lalor Lake Zone 30 Capped Composites - Au g/t
Au g/t
Cumulative Probability (percent)

Lalor Lake Zone 30 Capped Composites - Ag g/t
Ag g/t
Cumulative Probability (percent)

Lalor Lake Zone 30 Capped Composites - Cu %
Frequency (Percent)
Cu %
N 46
0.38
0.18
1.12
min 0.10
0.15
0.21
0.40
max 2.09
Class width = 0.50
The last class contains
all values ≥ 9.50

Lalor Lake Zone 30 Capped Composites - Zn %
Frequency (Percent)
Zn %
N 46
5.48
12.99
0.66
min 0.29
2.27
4.57
8.04
max 15.06
Class width = 2.00
The last class contains
all values ≥ 38.00

Lalor Lake Zone 30 Capped Composites - Cu %
Cu %
Cumulative Probability (percent)

Lalor Lake Zone 30 Capped Composites - Zn %
Zn %
Cumulative Probability (percent)

HudBay Minerals Inc. – Lalor Lake Deposit	Page 25-5
Technical Report NI 43-101 – September 19, 2008

SCOTT WILSON RPA	www.scottwilson.com

FIGURE A2-5 COMPOSITE STATISTICS ZONE 31

Lalor Lake Zone 31 Capped Composites - Au g/t
Frequency (Percent)
Au g/t
N 1
m 1.49
σ² 5.03
σ/m 1.49
min 0.35
q0.25 0.50
q0.50 0.86
q0.75 1.10
max 10.00
Class width = 1.
The last class co
all values ≥ 25

Lalor Lake Zone 31 Capped Composites - Ag g/t
Frequency (Percent)
Ag g/t
N 16
m 25.140
σ² 522.469
σ/m 0.909
min 5.024
q0.25 9.435
q0.50 19.509
q0.75 25.853
max 96.290
Class width = 10.000
The last class contains
all values ≥ 290.000

Lalor Lake Zone 31 Capped Composites - Au g/t
Au g/t
Cumulative Probability (percent)

Lalor Lake Zone 31 Capped Composites - Ag g/t
Ag g/t
Cumulative Probability (percent)

Lalor Lake Zone 31 Capped Composites - Cu %
Frequency (Percent)
Cu %
N 16
m 0.26
σ² 0.02
σ/m 0.59
min 0.09
q0.25 0.16
q0.50 0.21
q0.75 0.29
max 0.56
Class width = 0.50
The last class contains
all values ≥ 9.50

Lalor Lake Zone 31 Capped Composites - Zn %
Frequency (Percent)
Zn %
N 16
m 6.87
σ² 16.75
σ/m 0.60
min 0.45
q0.25 3.30
q0.50 6.64
q0.75 9.89
max 15.01
Class width = 2.00
The last class contains
all values ≥ 38.00

Lalor Lake Zone 31 Capped Composites - Cu %
Cu %
Cumulative Probability (percent)

Lalor Lake Zone 31 Capped Composites - Zn %
Zn %
Cumulative Probability (percent)

HudBay Minerals Inc. – Lalor Lake Deposit	Page 25-6
Technical Report NI 43-101 – September 19, 2008

SCOTT WILSON RPA	www.scottwilson.com

FIGURE A2-6 COMPOSITE STATISTICS ZONE 40

Lalor Lake Zone 40 Capped Composites - Au g/t
Frequency (Percent)
Au g/t
Class width = 1.0

Lalor Lake Zone 40 Capped Composites - Ag g/t
Frequency (Percent)
Ag g/t
N 38
m 46.727
min 0.000
max 146.743
Class width = 10.000
The last class contains
all values ≥ 290.000

Lalor Lake Zone 40 Capped Composites - Au g/t
Au g/t
Cumulative Probability (percent)

Lalor Lake Zone 40 Capped Composites - Ag g/t
Ag g/t
Cumulative Probability (percent)

Lalor Lake Zone 40 Capped Composites - Cu %
Frequency (Percent)
Cu %
N 38
Class width = 0.50
The last class contains
all values ≥ 9.50

Lalor Lake Zone 40 Capped Composites - Zn %
Frequency (Percent)
Zn %
N 38
Class width = 2.00
The last class contains
all values ≥ 38.00

Lalor Lake Zone 40 Capped Composites - Cu %
Cu %
Cumulative Probability (percent)

Lalor Lake Zone 40 Capped Composites - Zn %
Zn %
Cumulative Probability (percent)

HudBay Minerals Inc. – Lalor Lake Deposit	Page 25-7
Technical Report NI 43-101 – September 19, 2008

SCOTT WILSON RPA	www.scottwilson.com

26 APPENDIX 3

CORRELOGRAMS

Correlogram models for the principal directions.

HudBay Minerals Inc. – Lalor Lake Deposit	Page 26-1
Technical Report NI 43-101 – September 19, 2008

SCOTT WILSON RPA	www.scottwilson.com

FIGURE A3-1 CORRELOGRAM MODEL ZONES 10 AND 11

HudBay Minerals Inc. – Lalor Lake Deposit	Page 26-2
Technical Report NI 43-101 – September 19, 2008

SCOTT WILSON RPA	www.scottwilson.com

FIGURE A3-2 CORRELOGRAM MODEL ZONES 20, 30, 31 AND 40

HudBay Minerals Inc. – Lalor Lake Deposit	Page 26-3
Technical Report NI 43-101 – September 19, 2008

SCOTT WILSON RPA	www.scottwilson.com

FIGURE A3-3 DOWNHOLE CORRELOGRAM ZONES 10 AND 11

HudBay Minerals Inc. – Lalor Lake Deposit	Page 26-4
Technical Report NI 43-101 – September 19, 2008

SCOTT WILSON RPA	www.scottwilson.com

FIGURE A3-4 DOWNHOLE CORRELOGRAM ZONES 20, 30, 31 AND 40

HudBay Minerals Inc. – Lalor Lake Deposit	Page 26-5
Technical Report NI 43-101 – September 19, 2008